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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934

                        COMPASS KNOWLEDGE HOLDINGS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                    NEVADA                            87-0471549
        (STATE OR OTHER JURISDICTION OF             (IRS EMPLOYER
        INCORPORATION OR ORGANIZATION)          IDENTIFICATION NUMBER)

                           2710 REW CIRCLE, SUITE 100
                              OCOEE, FLORIDA 34761
           (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES INCLUDING ZIP CODE)

                                 (407) 656-3906
              (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

                                 (407) 656-7585
              (REGISTRANT'S FACSIMILE NUMBER, INCLUDING AREA CODE)

                            WWW.COMPASSKNOWLEDGE.COM
                         (REGISTRANT'S WEBSITE ADDRESS)

                     SECURITIES TO BE REGISTERED PURSUANT TO
                           SECTION 12(b) OF THE ACT:

                                               NAME OF EACH EXCHANGE
  TITLE OF EACH CLASS                              ON WHICH EACH
  TO BE SO REGISTERED                        CLASS IS TO BE REGISTERED
  -------------------                        -------------------------
          NONE                                          NONE

                     SECURITIES TO BE REGISTERED PURSUANT TO
                           SECTION 12(g) OF THE ACT:
                     ----------------------------------------

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ----------------------------------------
                                (TITLE OF CLASS)



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                                TABLE OF CONTENTS

PART I

Item 1    Description of Business......................................................................   2

Item 2    Management's Discussion and Analysis of Results of Operations and Financial Condition........  29

Item 3    Description of Property......................................................................  36

Item 4    Security Ownership of Certain Beneficial Owners and Management...............................  36

Item 5    Directors and Executive Officers and Control Persons.........................................  38

Item 6    Executive Compensation.......................................................................  39

Item 7    Certain Relationships and Related Transactions...............................................  41

Item 8    Description of Securities....................................................................  42

PART II

Item 1    Market Price of and Dividends on the Registrant's Common Equity and
          Other Shareholder Matters....................................................................  44

Item 2    Legal Proceedings............................................................................  45

Item 3    Changes in and Disagreements with Accountants................................................  45

Item 4    Recent Sales of Unregistered Securities......................................................  45

Item 5    Indemnification of Directors and officers....................................................  46

Part F/S Financial Statements..........................................................................  46

PART III
Item 1    Items 1 and 2 Index and Description to Exhibits..............................................  47




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         FORWARD LOOKING STATEMENTS. THE DISCUSSION CONTAINED HEREIN REGARDING
WE AND ITS BUSINESS AND OPERATIONS MAY INCLUDE "FORWARD LOOKING STATEMENTS." SUCH STATEMENTS CONSIST OF ANY STATEMENT OTHER THAN A RECITATION OF HISTORICAL FACT AND CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "EXPECT," "ANTICIPATE," "ESTIMATE" OR "CONTINUE" OR THE NEGATIVE THEREOF, OTHER VARIATIONS THEREOF, OR COMPARABLE TERMINOLOGY. ALL FORWARD-LOOKING STATEMENTS ARE NECESSARILY SPECULATIVE, AND THERE ARE CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE REFERRED TO IN SUCH FORWARD-LOOKING STATEMENTS. EXCEPT FOR HISTORICAL INFORMATION, MATTERS DISCUSSED IN THIS REPORT REGARDING FINANCIAL RESULTS AND DEMAND FOR PRODUCTS AND SERVICES ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, INCLUDING THOSE RELATED TO THE FURTHER DEVELOPMENT OF OUR PRODUCTS AND SERVICES AND MARKET ACCEPTANCE OF SUCH PRODUCTS AND SERVICES.

         AS USED IN THIS FORM 10, THE TERMS "WE", "US", "OUR" AND "COMPASS KNOWLEDGE HOLDINGS, INC." MEAN COMPASS KNOWLEDGE HOLDINGS, INC. AND ITS SUBSIDIARIES, AND THE TERM "COMMON STOCK" MEANS COMPASS KNOWLEDGE HOLDINGS, INC. COMMON STOCK, $0.001 PAR VALUE. UNLESS OTHERWISE STATED, REFERENCE TO A "YEAR" IN THIS FORM 10 MEANS OUR FISCAL YEAR, WHICH ENDS ON DECEMBER 31.

PART I

ITEM 1.  DESCRIPTION OF BUSINESS

HISTORICAL BACKGROUND

         On February 9, 1999, Compass Knowledge Group, Inc. was incorporated under the laws of the State of Florida for the purpose of establishing a company to acquire companies and develop and operate businesses involved in the Internet distance learning business. We had no operating history. Upon formation, our shareholders were issued 9,188,257 shares of our common stock, $.001 par value. On January 27, 1999, the Academy of Ambulatory Anesthesia Safety, Inc., was incorporated under the laws of the State of Florida. Upon its organization, the Academy of Ambulatory Anesthesia Safety became our wholly owned subsidiary.

         Our business began with Professional Educational Seminars, Inc., a Florida corporation which purchased the operating division and intellectual property of Paul M. Deutsch Press, Inc. in November 1993. Professional Educational Seminars was formed for the purpose of developing, owning and operating seminars, developing and providing certificate programs and developing and publishing materials in life care planning for catastrophic injuries and impairments. In November 1993, Rogers W. Kirven, Jr., our Chief Executive Officer, and several other individuals acquired all the issued and outstanding stock of Professional Educational Seminars, and in 1994 the name of Professional Educational Seminars, Inc. was changed to Rehabilitation Training Institute, Inc., one of our wholly-owned subsidiaries.

         In March of 1996, Rehabilitation Training Institute with the University of Florida Health Services, Inc., a Florida corporation and an affiliate of the University of Florida, formed Intelicus, LC, a Florida limited liability company organized for the purpose of developing, marketing and operating degree and certificate programs for health care professionals. Rehabilitation Training



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Institute was ultimately issued 64.5% of the ownership interest in Intelicus and
University of Florida Health Services was issued the remaining 35.5% ownership interest. Intelicus was managed by four managing members, two appointed by Rehabilitation Training Institute and two appointed by University of Florida Health Services.

         Effective October 31, 1999, Compass Knowledge Group, Inc. consummated a tax-free stock exchange with the shareholders of Rehabilitation Training Institute whereby Rehabilitation Training Institute shareholders exchanged, on a one-for-one basis, all of their common stock in Rehabilitation Training Institute for common stock in Compass Knowledge Group, Inc. No new shares of common stock were issued as part of the exchange. Upon consummation of the stock exchange, we owned 100% of Rehabilitation Training Institute and the Academy of Ambulatory Anesthesia Safety and Rehabilitation Training Institute owned 64.5% of Intelicus. The University of Florida Health Services owned the remaining 35.5% of Intelicus. The exchange has been accounted for as a business combination among control groups, similar to a pooling of interests.

         On November 5, 1999, we entered into and consummated a Stock Purchase Agreement with Pioneer Ventures Limited Partnership whereby we sold to Pioneer Ventures Limited Partnership 2,000 shares of our Series A Senior Convertible Preferred Stock raising proceeds of $1,667,026, net of offering expenses of $82,974. The Preferred Stock may be convertible at any time by the holder at his option into our common stock at $2.00 per share at any time. The Preferred Stock is subject to an annual cash and/or preferred stock cumulative dividend of 8%. The Preferred Stock also has senior liquidation preferences, voting rights equal to our common stockholders and other rights and preferences common to such securities, including the right to designate one of our directors. The Preferred Stock is also entitled to a one-time demand and unlimited piggy-back registration rights including any common stock issued upon conversion thereof.

         On November 15, 1999, we were recapitalized in a tax-free acquisition of Winthrop Industries, Inc. In accordance with the acquisition agreement, our common stockholders received one share of Winthrop Industries' common stock for each share of common stock owned by them and our preferred shareholders received a like kind and number with identical preferences of Series A Preferred Stock in Winthrop Industries in exchange for our Series A Preferred Stock. Winthrop Industries also adopted our Stock Option Plan, thereby allowing our option holders to exercise their options to acquire common shares of Winthrop Industries in accordance with the adopted Stock Option Plan. No new shares of common stock were issued as part of the exchange. For accounting purposes, the acquisition has been treated as a recapitalization of Compass Knowledge Group, Inc. with Compass Knowledge Group as the acquirer.

         As an additional negotiated condition of the Winthrop Industries acquisition, Winthrop Industries completed an offering of 2,000,000 shares of its common stock, at an offering price $2.00 per share, pursuant to an exemption from registration under the Securities Act of 1933, provided by Regulation D, Rule 506, of said Act, raising proceeds of $3,936,025, net of offering costs of $63,975.

         As part of the acquisition of Winthrop Industries, its officers and directors resigned and were replaced by our officers and directors. The name of Winthrop Industries was changed to Compass Knowledge Holdings, Inc. Prior to the acquisition of Winthrop Industries, our management had no relationship with Winthrop Industries or its shareholders.



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         In October 1999, we agreed to purchase the 35.5% equity interest in
Intelicus, LC which was then owned by The University of Florida Foundation, Inc. as a result of a gift from the University of Florida Health Services, Inc. In exchange for the 35.5% interest, we agreed to issue to The University of Florida Foundation 465,000 shares of our common stock and to contribute $300,000 to The University of Florida Foundation for the purpose of establishing an endowment fund for health professionals. In addition, two of our principal shareholders and officers, Rogers W. Kirven, Jr. and Daniel J. Devine, also collectively gifted 350,000 shares of our common stock owned by them to the University of Florida Foundation. As a condition to the closing, The University of Florida, College of Pharmacy agreed to extend for a period of five (5) years the term of its professional service agreements with us for an additional 35,000 shares of our common stock. These transactions were consummated in December 1999.

         The purchase of The University of Florida Foundation's interest in Intelicus was structured as an equity exchange whereby The University of Florida Foundation received 465,000 shares of our common stock (approximately 3.2% of our issued and outstanding common stock) in exchange for its 35.5% ownership interest in Intelicus, thereby making Intelicus our wholly owned subsidiary. The University of Florida Foundation is entitled to a one-time piggy-back registration right and a nominee of The University of Florida Foundation, Inc. shall be appointed to our board of directors for so long as The University of Florida Foundation owns at least 1% of our issued and outstanding stock, as calculated on a fully diluted basis.


         As of December 31, 1999, we had authorized capital consisting of 50,000,000 shares of common stock, par value $.001 per share, 14,750,000 shares of which were issued and outstanding, and 5,000,000 shares of "Blank Check" preferred stock, 2,000 shares of which were issued and designated as Series A Preferred Stock, and 2,500,000 option shares authorized under our option plans of which 1,500,000 option shares have been issued. Our board of directors will have the authority to issue all or any portion of the remaining authorized shares of common stock and preferred stock for such purposes as it determines to be in our best interest of without the need for shareholder approval.

OUR BUSINESS

INTRODUCTION

         We are an innovative educational company that delivers post-secondary education programs to working professionals using our multimodal delivery system which includes our Internet education portals. We sell and deliver our own programs, and the programs of our university and knowledge partners, through our multi-modal delivery system; a flexible delivery concept that gives working professionals the ability to earn advanced degrees and specialized certificates in a distance learning format. We presently operate our business through our wholly owned subsidiaries.

         Our portals serve as the student's primary point of access to our Internet programs. Our portals currently provide synchronous and asynchronous




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communication, streaming video and audio. Our delivery portals continue to be upgraded and enhanced and will include links to other medical sites, daily updates of important medical news, links to our continuing education programs, automatic billing and invoicing, banner advertising, links to general interest sites and direct access to a medical search engine. Students will be able to customize their own home page to make it as unique and useful as possible.

         We have two, proven multi-media, Internet enhanced, educational delivery systems, one that is used for degree programs and one for certificate programs. These systems deliver advanced professional degrees, conferred by our knowledge partners, and professional certificates. Degree programs include the Doctor of Pharmacy program and the Doctorate of Audiology program while the certificate programs include Life Care Planning, Functional Capacity Evaluation, Health Care Finance, Herbal Products and Counseling, Principles and Applications in Indoor Air Quality and Psychopharmacology for Psychologists.

         Our strategic goal is to be the education delivery portal for targeted niche markets (e.g., pharmacy, audiology, psychology) by cost-effectively distributing educational programs and products to a worldwide audience. Our marketing and delivery programs are designed to build and enhance our brand image and that of our university and knowledge partners. Through our Internet based delivery system, individual students are able to access brand name content, anywhere, anytime, and at a reasonable cost. We utilize our experience and skills to:

         o  identify under-served market niches,

         o  obtain and develop branded content,

         o  design effective delivery structures,

         o  position programs within the target marketplace, and

         o promote and manage the delivery of Internet based educational programs.

INDUSTRY OVERVIEW

BACKGROUND OF THE EDUCATION INDUSTRY

         According to the April 9, 1999 "Book of Knowledge" report published by Merrill Lynch & Co. (the "Merrill Report"), the United States will spend $740 Billion in 1999 on education, more than the United States will spend on its national defense and Social Security combined and, more than the gross domestic product's of Spain, Canada, or Brazil. Yet, the Merrill Report concludes that the United States' results in education are mixed at best, with the United States often finding itself ranked in the bottom quartile for basic and advanced skills in mathematics, science and reading. Recognized as this country's number one long-term national priority, the United States has established countless programs at the state, local and federal levels to remedy this problem. Billions of dollars have been spent on new technologies, new methods to better assess and hold its teachers accountable have been developed, outsourcing and privatization have been implemented, and the United States continues to look for alternative solutions, such as charter schools.




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         The Merrill Report submits that each of these trends will effect how the United States educates and trains its population in the 21st century. "The more effective use of technology, specifically distributed learning via the Internet, will yield the most positive results, and therefore, produce the greatest opportunities." According to the Merrill Report, it is expected that distributed learning will do for post-secondary education what the Gutenberg press did for the Bible.

         According to the Merrill Report, spending in the United States educational system has not kept up with the investment in technology in the private sector. In fact, in 1998, the private sector spent 50% of its capital budgets for information technology while only 2% of the education capital budget was spent for similar programs. However, the Merrill Report concludes that if the paradigm shift in education has been recognized and through the internet and computer technology, it will result in significant changes, new technology investment, and significant business opportunities.

         The Merrill Report submits that numerous major environmental trends will drive growth in the post-secondary distributed learning market. These factors include:

>> The power of technology will "democratize" education, providing greater access to a much wider audience at much lower costs.

>> Technology is changing the way we live and is a prime driver of education. Lifelong learning, which is required for economic survival, is being made possible through such technologies as the Internet, video-conferencing and satellite communication systems.

>> Demographics have never been better for post-secondary education. More high school students and adults are entering post-secondary institutions than ever before. The makeup of the student body is changing, with nearly 50% of students being 25 years of age or older. These older students require greater flexibility and new access methods.

>> Globalization is increasing the addressable market. Studies show that for every foreign student studying in the United States, there are from three to five others who would participate in a degree program if they had access and the resources.

>> Growing access to Personal Computers and an expanding bandwidth will provide the vehicle and the medium for distributed, Internet based learning.

>> Over 2 million new teachers will be hired over the next ten years. These teachers will be well-trained supporters of the distributed learning environment.

>> Recognition by leading institutions, and the private education delivery sector, of a new education paradigm that is based on the Five C's - Convenience, Condensed, Cost effectiveness, Career oriented and Customer service oriented education.

         According to the Merrill Report, the for-profit distributed learning market is $500 million and is growing at a rate of 50% per year, potentially resulting in a $1.6 billion market by 2002. According to the International Data Corporation, over 700,000 students are taking distributed learning classes and enrollment is expected to increase to more than 2.2 million students by 2002.




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OUR MARKET

         We have chosen to focus our initial efforts on providing educational products and services to the post-secondary healthcare education market. We believe significant demographic, technical, market, societal and financial trends are estimated to potentially cause the for-profit post-secondary market to increase with the healthcare segment expected to grow even faster. We are also currently exploring new opportunities outside the healthcare segment where we believe profitable opportunities may exist.

         We believe that the healthcare distributed learning segment will grow even faster than the total distributed learning market. It is our opinion that healthcare professionals are generally more sophisticated than the average student; they have a history of taking continuing education courses, and they have ready access to personal computers and the Internet. We believe that growth will also be driven by pressures to reduce cost from managed care organizations, government agencies, regulators, large corporations, small businesses, and consumers. These cost pressures are likely to result in lower incomes, downsizing, and greater workloads for all healthcare workers which may require the learning of new skills. Besides maintaining proficiency, many healthcare professionals also obtain new accreditation so that they can increase their income. We believe that these factors are causing healthcare professionals to seek new and more efficient educational/training solutions. We believe that distributed learning and the Internet are vehicles which can meet this need.

THE MARKET OPPORTUNITY

         The current education and training market can be viewed as being very similar to the healthcare industry of 30 years ago. As can be seen from the following chart published in the Merrill Report, both markets are extremely large, and very fragmented, delivery is inefficient, costs are high, technology use is limited, professional management is lacking, and the stock market capitalization (a measure of value/interest) is very low when compared to the total market.


         HEALTHCARE MARKET IN 1970                   EDUCATION MARKET IN 1999
         -------------------------                   ------------------------
         Huge Market - 8% GDP                       Huge Market - nearly 10% GDP
         Fragmented-Cottage Industry                Highly Fragmented-Cottage Industry
         High Cost                                  Very Inefficient
         Low Technology                             Low Technology
         Lack of Professional Management            Lack of Professional Management
         Negligible Market Cap (3% of total)        Negligible Market Cap (1.59% of total)
         Essential Human Service                    Essential Human Service

         If we examine the healthcare market in 1999, we see a market that has gone through considerable changes. The healthcare market has become an even larger part of our overall economy (14%); the industry has become much more sophisticated, with various sub-segments such as medical devices, biotech, HMO's, etc; healthcare has spent considerable capital on new technologies and has become very technologically advanced; and, the industry has generally implemented strong management controls and accountability. According to the Merrill Report, these factors have resulted in a very dynamic industry, from one


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that was undervalued in 1970, to an industry that now accounts for 14% of the total U.S. capital market. A similar revolution is occurring in the education market and that revolution it is being driven by new Internet based technologies.

         We believe that the same factors that drove the healthcare industry will drive significant changes in the healthcare education market. Down-sizing, consolidations, technology investment, cost containment and multitasking have driven healthcare organizations to focus on, and improve, their core competencies and to contract out short term and intermittent support service requirements. In this environment, individual healthcare workers must either learn the new professional skills needed to maintain their current professional position or they will be out of work. An option for the healthcare provider is to hire consultants who specialize in unique knowledge areas. These project-specific specialists are generally a time and cost-efficient way to complete project-related tasks. Part of our strategy is to identify these specific skill requirements and, on a project basis, to develop training programs for these high-value and rapidly emerging areas.

         Since continuing education is a requirement and cost is a major concern, the time to learn new skills must be shortened, employees must remain productive during training, and the training must be cost justified. In fact, distributed learning provides each of these essential elements. For example, at Sandia National Laboratories, the annual savings from their online training programs are estimated at more than $2 million.

A COMPETITIVE ENVIRONMENT

         According to the Merrill Report, the competitive environment within the post-secondary education market is fragmented. It is estimated that in 1999, the "proprietary" for-profit post-secondary education industry was composed of approximately 345 schools with revenues that approximate $5 billion. Adding $2.5 billion in textbooks and materials and another $500 million in distributed learning courses brings the for-profit component of the post-secondary industry to $8 billion.

         There are a number which is increasing almost daily of large, highly capitalized public companies that focus on the higher education market such as eCollege.com, Apollo Group, Inc., DeVry, The Lightspan Partnership, Convene.com and ITT Educational Services. Other companies focus on the corporate training market (e.g., the CBT Group, The Learning Tree) and a smaller number are recognized as specialty providers including Sylvan Learning and NCS Computer. Our direct competitors include such public companies as eCollege.com, Caliber Learning Systems and Asymetrix, and a number of private companies including Pensare and Blackboard.com. While these companies are our most direct competitors, none of these companies concentrates exclusively on the healthcare education segment. In addition, we believe that our Internet based delivery strategy, and our focus on customer acquisition and marketing, further differentiates it from the competition.

         Notwithstanding, the distributed learning market is quickly evolving and is subject to rapid technological change. Although the market is highly fragmented with no single competitor accounting for a dominant market share, competition is intense. Our competitors vary in size and in the scope and breadth of the products and services they offer.



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         We believe that the level of competition will continue to increase as current competitors increase the sophistication of their offerings and as new participants enter the market. Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do and may enter into strategic or commercial relationships with larger, more established and well-financed companies and institutions. Certain competitors may be able to secure alliances with customers and affiliates on more favorable terms, devote greater resources to marketing and promotional campaigns and devote substantially more resources to systems development than we can. In addition, new technologies and the expansion of existing technologies may increase the competitive pressures we face. Increased competition may result in reduced operating margins, as well as loss of market share and brand recognition. We may not be able to compete successfully against current and future competitors, and the competitive pressures we face could have a material adverse effect on our business and financial results.

         There is a potential threat that a large, highly capitalized company will initiate a strategy to enter the distributed learning healthcare segment which could adversely effect our business and financial results.

OUR BUSINESS MODEL

         Our business model, can be characterized as "multi-modal Internet utilized, Post-Secondary Distributed Learning" model. We believe our focus on the fast growth healthcare segment, our Internet based delivery system and our proven customer acquisition process makes us unique. The characteristics of our business are very positive and include:

      o Recurring revenue from extended enrollment that enhances predictability.
      o Strong free cash flow from steady tuition payments and wide operating margins.
      o A centralized cost structure that leads to opportunities for operating leverage.
      o Pricing protection based on annual hikes at traditional institutions of 7% per year.
      o A non-cyclical business since people go to school in good times and bad.
      o Accelerated growth driven by demographics, including growing consumer preferences for higher education, workplace dynamics caused by greater use of technology, and unparalleled job replacement rates caused by the mobility of knowledge based workers.
      o The increasing use of strategic alliances and consummating acquisitions that allow for greater leverage of existing resources and a higher return on invested capital.

STRATEGIC ALLIANCES, OUR FIRST "KNOWLEDGE PARTNER" - THE UNIVERSITY OF FLORIDA

         An important part of our strategy is to leverage our investment by establishing long term strategic alliances with universities and knowledge content providers. These alliances are based upon a model whereby we bear the risk of marketplace development and obtain content from our knowledge partner, thereby making our central operations the delivery of specialized content in the context of our multi-modal delivery system.




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         The University of Florida was our first knowledge partner. The base of our knowledge programs at the University is constantly expanding and is a valuable resource. We have been able to increase our value by repackaging, promoting and delivering a subset of that knowledge to the marketplace. Our relationship with The University of Florida has established the precedent and will likely be used as our blueprint for future alliances with colleges and universities.

         The University of Florida is a major, public, land grant, research university. It is Florida's oldest, largest and most comprehensive university, and is among the nation's most academically diverse public universities. The University of Florida has a long history of established programs in international education, research and service and it is one of only 15 public, land-grant universities that belong to the Association of American Universities.

         The University of Florida ranks fourth among public universities, and eighth among all universities, in the number of National Merit Scholars. It also ranks second among all public institutions in the number of National Achievement Scholar and is ranked fifth among all institutions.

         Our decision to partner with The University of Florida was based upon its position as a pre-eminent institution in the field of healthcare education and the University's open-minded flexibility in structuring a win-win partnership. We will continue to build on this relationship as a template upon which we anticipate establishing similar partnerships with other content providers.

STRATEGIC ALLIANCES - FUTURE PARTNERS

         We are actively engaged in discussions with several potential strategic partners with either curriculum content and/or technology specialties. These content partners offer opportunities for us to rapidly move forward with the introduction of new programs since they have the core knowledge that may be placed into our multi-modal delivery system.

         The technology partners are educational technology suppliers and would enhance our ability to stay on the leading edge of rapidly developing content delivery technology. Additionally, these potential partners have a number of customers that would be attractive knowledge partners. It is unclear at this time as to the final structure of these relationships, if a relationship is developed at all.

CURRENT PROGRAMS

         We utilize an innovative, educational marketing based system to optimize our brand and quality recognition. This system is especially focused on working professional students who want a educational experience but cannot or do not want to "return to campus." By utilizing the relationship with The University of Florida and other content providers, many new programs are expected to be developed in the near term in specialty areas where demand for training has already been clearly identified by the professional community. Our management team is also actively engaged in identifying additional sources of programs and content providers, individuals, educational organizations and private companies.



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Presently, our programs include:

1.       THE WORKING PROFESSIONAL DOCTOR OF PHARMACY PROGRAM

         There is a significant opportunity to advance the careers of many pharmacists that want to upgrade their professional credentials to a Doctor of Pharmacy. Through the convenient structure of The Working Professional Doctor of Pharmacy Program, this program has become one of the leading distance learning programs in the country. The University of Florida College of Pharmacy is among the top pharmacy schools in the nation and U.S. News and World Report's annual ranking of the best colleges and universities in the country has ranked the college's Doctor of Pharmacy program among the Top 10 for the past four years.

         The Working Professional Doctor of Pharmacy Program has more than 420 students enrolled in the Spring, 2000 semester. Tuition currently ranges from $18,000 to $20,025 for the three-year degree program.

2.       THE WORKING PROFESSIONAL DOCTOR OF AUDIOLOGY PROGRAM

         This University of Florida program is designed for the working professional to upgrade their degree to the Doctorate of Audiology (Au.D.). The Working Professional Au.D. Degree is a flexible program designed to provide working audiologists with the complex and diverse skills necessary to meet the challenges of the dynamic healthcare marketplace. There are approximately 345 students enrolled in the 18 month program, each paying $12,555 in tuition.

3.       LIFE CARE PLANNING CERTIFICATE PROGRAM

         The Life Care Planning Certificate Program is targeted toward rehabilitation, medical, and vocational professionals desiring to add billable skills to their professional "tool kit." Life Care Plans are extensive documents that are used generally as evidence in litigation. The plan reviews the cause and result of the catastrophic injury and then defines the plan of care format for the catastrophically injured individual. Medical and financial aspects are planned for the full life expectancy of the injured individual. The certificate program is composed of six training sessions and two distance learning modules offering up to 120 post-graduate hours in professional training focused on Life Care Planning for Catastrophic Case Management including vocational issues that are vital to Life Care Planning. We currently train in excess of 1200 seats per year (a seat is defined as one individual in one seminar). Currently, the total tuition cost for this program is $3,595. In addition to the Certificate Program,
(9) additional Advanced Modules are offered for a cost of $795 per module. An Annual Life Care Planning Conference has become the leading convention for the industry attracting over 300 professionals and more than 24 sponsors.

4.       FUNCTIONAL CAPACITY EVALUATION

         Physicians, chiropractors, occupational therapists, physical therapists, and other healthcare providers must operate under increased scrutiny from managed care companies. The Functional Capacity Evaluation Certificate Program gives these professionals the ability to define the extent of an individual's injuries using scientifically based protocols. The program is


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composed of four modules which are delivered over a four month period using distance learning and classroom delivery systems. The tuition for this program is currently $1,795.

5.       HEALTH CARE FINANCE

         This Certificate Program prepares physicians for the future of healthcare delivery and management. The program covers the essential principles and techniques taught in an MBA program, but uniquely tailored to the physician's perspective and time constraints. The tuition for this four-module program is $1,995.

6.       HERBAL PRODUCTS AND COUNSELING

         This program will educate the Pharmacist regarding the science of herbal formulas. Additionally, the Pharmacist will be taught how to consult their customers regarding the facts, fiction, and use of herbal products. It is anticipated that this program will be expanded in order to be given to other healthcare professionals. We have in conjunction with the University of Florida, entered into an agreement with the IVAX Corporation to provide a herbal certificate program to their customers. We are currently enrolling students for the spring of 2000 at a tuition cost of $500.00.

7.       PRINCIPLES AND APPLICATIONS IN INDOOR AIR QUALITY

         With a high awareness of "sick building" syndrome, combined with government regulation, the demand for Indoor Air Quality education for both health care and management professionals is very significant. This program is 100% internet based and the tuition ranges from $400 to $600.

8.       PSYCHOPHARMACOLOGY FOR PSYCHOLOGISTS

         The professional evolution of psychology has presented an opportunity for psychologists to enhance their knowledge base with additional education, training and credentialing that would permit the prescription of medications for emotional and behavioral disorders when appropriate legislative barriers are addressed. This two year program has a tuition cost that ranges from $8,700 to $9,570. We are currently enrolling students for the first quarter of 2000.

IN-PROGRESS PROGRAMS

1.       SUCCESSION PLANNING CERTIFICATION

         Succession Planning is a growing area of specialty that assists business owners in developing a financial planning strategy that will satisfy their estate planning and business continuity objectives. The aging demographics of today's business owners and the creation of thousands of new business from a vibrant economy have created a demand for succession planning professionals. The tuition for this certificate program is $4,645. It is anticipated that the first class for this program will begin in the second quarter of 2000.




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2.       PHARMACY DISEASE-SPECIFIC CERTIFICATES

         As an extension to the current pharmacy degree program, many opportunities exist to utilize the existing curriculum and package into both certificate programs and continuing education modules. A certificate program in diabetes management is currently under development. This offers a significant opportunity to meet the Medicare ruling that allows pharmacists to bill Medicare for diabetes consultation

3.       ASSOCIATES OF ARTS DEGREE

         The Associate of Arts degree enables the student to learn through a distributed learning format using the proven combination of online communication, textbook reading, audio and video tape content delivery and intensive mentoring. The program's primary target is the over 1 million home schooling students nationwide. These students are accustomed to working independently which makes them good candidates for a distributed learning format. Many of the home school students complete their high school requirements early and are ready to begin working on their college degree. Anticipated tuition cost will be $580.00 per course.

4.       MASTERS OF BUSINESS ADMINISTRATION - NON-PROFIT ORGANIZATIONAL
         MANAGEMENT

         This 18 month program gives the leaders of non-profit organizations and churches an outcome based, results oriented instruction for developing and managing their organization . The program utilizes evaluation methodologies to determine each individual student's competency regarding a specific area of knowledge. Each course is designed as an independent module focused on one area of the organization's structure. There is significant value in this format because the student gains a thorough competency in a particular area and then can immediately apply the new skills to their work.

PROGRAM DEVELOPMENT

         Our Program Development strategy is organized around a four-step process that includes:

1.       COURSE/PROGRAM IDENTIFICATION

         A program or course is developed from the marketplace. This is a characteristic that distinguishes us from traditional educational institutions and is one of our major strengths. An analogy can be made to Dell Computer which doesn't produce a computer until the specific model has been ordered by a customer. In our case, we only develop and deliver a specific program after it has been identified as being wanted by the marketplace. We then deliver what the market dictates and in a format that is readily and easily accessible. This is in stark contrast to higher education's traditional approach that specific curriculum and delivery systems are offered at the institution's convenience.

         We scan the marketplace to find educational opportunities that are quickly transferable to our proven process/models. Our program development team is experienced in the development of new ventures and believes in rapid entrepreneurial development of markets and products. The criteria that are



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


required for initial consideration of a potential program include:

>> Identified opportunity in the working professional healthcare marketplace;

>>       Designed for the working professional;

>> Suitable to the technology and marketing approach of the multi-modal delivery system and the object learning model; and

>> Offers financial and specific career benefits to the student which are consistent with our slogan "Knowledge That Earns".


2.       CURRICULUM DESIGN

         Once a new product is identified, the curriculum must be designed to operate within our multi-modal delivery system. Most existing degree or certificate programs that are identified are not scalable or able to be easily integrated into a distributed learning format without completely restructuring the curriculum. Therefore, our first step is to locate the best "Knowledge Experts" and begin the design. Where it is needed, an "Academic Curriculum Committee" will provide oversight and recommendations regarding the curriculum's academic goals and structure. An "Academic Accreditation Partner" may also be involved, particularly where degree accreditation is needed.

         Once the educational objectives have been determined, the "Knowledge Expert" will become a part of our instructional design team whose members include an instructional designer, media/art producer, and a technology specialist. The task of the instructional design team is to create the highest quality, dynamic, and interactive learning environment possible. The team uses technology and Internet communication tools in combination with proven curriculum design methods. We believe that this instructional design system produces the highest outcomes as measured in student knowledge, application of that knowledge and successful graduation.

3.       THE OBJECT LEARNING MODEL

Our object learning model has been developed to be delivered to students via our multi-modal delivery system. The learning model is based upon the following characteristics:

>>       Curriculum

         Programs are developed to provide for specific educational outcomes by integrating academic theory and professional practice with direct application to the work place.

>>       Faculty

         A key characteristic of all of our programs is to supply mentors and faculty with the appropriate academic credentials and demonstrated professional experience in the area of instruction. We promote excellence by requiring professional experience and also promotes quality with our quality assessment program for faculty. This program serves to develop continuous improvement and helps students attain their objective of lifelong learning.

>>       Competency-based Evaluation

         We utilize competency-based evaluations throughout the program in order to streamline the student's advancement and maximize learning. This allows students to focus on the high impact problem areas due to its real-time feedback mechanism.

>>       Interactive Learning

         Courses are designed for maximum faculty and group input and discussion. Group activity coupled with interactive electronic applications allows current access to all professors involved in teaching and with fellow students.

>>       Case Method of Learning

         We build our programs using the case method and relevant casework techniques. This methodology provides students with real-life case studies that can be immediately applied to the workplace.

>>       Academic Degrees and Certificates

         The programs are developed to award academic degrees and certificates from partner institutions, upon successful completion of all courses/modules. In addition, certificates are awarded for successful completion of each individual module.

4.       THE MULTI-MODAL DELIVERY SYSTEM

         The working professional has a select set of educational requirements. We attempt to meet these needs for accessibility, time and cost effectiveness, and immediate applicability to work through our multi-modal delivery system. This system allows the student to utilize the program within the time and access demands of the working professional. The key components of the model include:

>>       Internet casework prescribed by mentor/professor.

>>       Video workbook completed at home.

>>       Clinical class work on a select basis to determine competence.

>> Group interaction allowing for specific study of content topics and case presentations.

MARKETPLACE DEVELOPMENT

         1. The Company "Market Mining Model" - A Proprietary Differentiator

         We believe marketplace development is one of the most critical components of a successful program, and it is an area of expertise that we believe that truly distinguishes us from most educational providers. We begin the marketplace development by conducting an extensive evaluation of all market niches using the market mining model. We have pioneered and proven the market mining model as a reliable test to evaluate the potential of proposed programs. It consists of a series of low cost probes to prove market acceptance of a specific program. The model also schedules and scores the effectiveness of each specific marketing channel. This proprietary model has proven to be effective in pre-testing programs in a low cost manner, allowing management to determine how successful a possible program will be before investing in a complete program roll-out.

         2. Comprehensive Marketing Management

         We use a media mix of direct response marketing, advertising, public relations, internet marketing, telephone call center technology and database management to acquire students. Every marketing event is tracked, allowing for effective evaluation of each marketing program. The admissions call center, in combination with our proprietary marketing software program, provides immediate feed back on every aspect of the marketing program. The data is also used to further refine the targeted marketing program using our call center and direct marketing services.

         We also utilize proprietary software that allows for consistent tracking of all student and task contact. Not only does this improve current student communication, it also allows us to continue a "life long learning" relationship with the student. The database tracks which new programs and which new products would be of interest to students.

         Continuous quality improvement is implemented by surveys of participants in each program. Instructor knowledge, instructor effectiveness and curriculum application is rated. Once analyzed, action programs are implemented to continually upgrade and enhance our products and services.

         The multi-pronged tools of Internet based delivery through the multimodal delivery system, the object learning model, the education portal, the market mining model, and the brand image program, provides us with a solid and clear set of market discriminators.

GROWTH STRATEGIES

         1.       CURRENT GROWTH - EXISTING PROGRAMS

         We are investing in our existing degree and certificate programs and are currently in the process of contracting with several new knowledge partners. We are also entering a new niche market outside the healthcare marketplace with the launch of a financial planning program. While no absolute assurance can be given, our new programs are expected to be in full service within the next several months.

         2.       FUTURE GROWTH

         We believe that we have developed a strategy that will drive our future growth by focusing in four key areas:

         o        Internal Growth;
         o        Healthcare Technician Training;
         o        Acquisitions; and
         o        Non-healthcare Niches.

RISKS RELATING TO OUR INDUSTRY

         DISTANCE LEARNING MAY NOT BE BROADLY ACCEPTED BY ACADEMICS AND
EDUCATORS.

         Through our relationships with educational institutions and educators we understand that some academics and educators are opposed to distributed and distance learning in principle. They also have expressed concerns regarding the perceived loss of control over the education process that can result from the outsourcing of campuses and courses. Some of these critics, particularly college and university professors, have the capacity to influence the market for our services, and their opposition could have a material adverse impact on our business and financial results. Further, the growth and development of the market for distributed learning has resulted in some concerns from the academic community about the protection of intellectual property associated with course content, which may impose additional burdens on companies offering online learning. We are unaware of any legal action resulting from course content being delivered over the Internet. The adoption of any additional laws or regulations may impair the growth of online learning, which could have a material adverse effect on our business and financial results.

         THE MARKET FOR DISTANCE LEARNING IN HIGHER EDUCATION IS IN AN EARLY STAGE AND MAY NOT CONTINUE TO DEVELOP.

         The market for distance learning is new and emerging. Although online learning has been available for several years, it currently represents only a small portion of the overall higher education market. Accordingly, our success depends upon colleges, universities, associations and companies adopting online learning. To date, we have entered into contracts with only one university, The University of Florida. The use of online learning may not become widespread and our services may not achieve commercial success. In addition, colleges and universities that have already invested substantial resources in other nontraditional methods of instruction may be reluctant to adopt new methods that compete with their existing offerings. Any failure of online learning to gain continuing market acceptance would have a material adverse effect on our business and financial results.

         WE OPERATE IN A HIGHLY COMPETITIVE MARKET AND WE MAY NOT HAVE ADEQUATE RESOURCES TO COMPETE SUCCESSFULLY.

         The distance learning market is quickly evolving and is subject to rapid technological change. Although the market is highly fragmented with no single competitor accounting for a dominant market share, competition is intense. Our competitors vary in size and in the scope and breadth of the products and services they offer. Competition is most intense from colleges' and universities' internal information technology departments. Some colleges and universities construct online learning systems utilizing in-house personnel and


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



creating their own software or purchasing software components from a vendor. We also face significant competition from a variety of companies including:

>> other companies which seek to offer a complete solution including software and services;
>> software companies with specific products for the college and university market;
>>       systems integrators; and
>>       hardware vendors.

         Other competitors in this market include a wide range of education and training providers. These companies use video, cable, correspondence, CD-ROM, computer-based training, and online training.

         We believe that the level of competition will continue to increase as current competitors increase the sophistication of their offerings and as new participants enter the market. Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do and may enter into strategic or commercial relationships with larger, more established and well-financed companies. Certain competitors may be able to secure alliances with customers and affiliates on more favorable terms, devote greater resources to marketing and promotional campaigns and devote substantially more resources to systems development than we can. In addition, new technologies and the expansion of existing technologies may increase the competitive pressures we face. Increased competition may result in reduced operating margins, as well as loss of market share and brand recognition. We may not be able to compete successfully against current and future competitors, and competitive pressures we face could have a material adverse effect on our business and financial results.

         OUR MARKET IS CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGE, AND OUR SERVICES MAY BECOME OBSOLETE OR UNMARKETABLE.

         The market for our products and services is characterized by rapid technological change, changes in customer demands and evolving industry standards. The introduction of services embodying new technologies and the emergence of new industry standards can render existing services obsolete and unmarketable. To succeed, we must address the increasingly sophisticated needs of higher education by improving our software and services to keep pace with technological developments, emerging industry standards and customer requirements. We may not be able to do so successfully.

         GOVERNMENT REGULATIONS, INCLUDING THOSE RELATING TO THE INTERNET IN GENERAL AND TO OUR INDUSTRY IN PARTICULAR, COULD ADVERSELY AFFECT OUR BUSINESS.

         Our operating results could be impaired if we become subject to burdensome government regulation and legal uncertainties. We may be subject to government laws and regulations, such as the Family Educational Rights and Privacy Act and Alberta's Freedom of Information and Protection of Privacy Regulation. Our violation of these statutes, or of any other law or regulation, could have a material adverse effect on our business and financial results. In

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addition, it is possible that a number of laws and regulations may be adopted with respect to the Internet, relating to:

>>   user privacy;
>>   pricing;
>>   content;
>>   copyrights;
>>   distribution; and
>>   characteristics and quality of products and services.

         The adoption of any additional laws or regulations may decrease the popularity or expansion of the Internet. A decline in the growth of the Internet could decrease demand for our products and services and increase our cost of doing business. Moreover, the applicability of existing laws to the Internet is uncertain with regard to many issues including property ownership, intellectual property, export of encryption technology, sales tax, libel and personal privacy. Our business and financial results could be seriously harmed by any new legislation or regulation of these types. There are an increasing number of laws and regulations pertaining to the Internet. These laws and regulations relate to liability for information received from or transmitted over the Internet, online content regulation, user privacy, taxation and quality of products and services. Moreover, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing. We cannot predict the impact, if any, that future regulation or regulatory changes may have on our business.

         COLLEGE AND UNIVERSITY ACCREDITATION STANDARDS COULD ADVERSELY AFFECT OUR BUSINESS.

         Many colleges and universities are accredited by regional accreditation organizations whose approval may be required for the college or university to offer courses over the Internet. Any delay in, or failure to receive, such approval could limit or prevent a college or university from using our system, which would adversely affect our business and financial results.

         Educational institutions are required to have authorization to operate as degree-granting institutions in each state where they operate physical sites which provide educational programs. Certain states also take the position that any education institution providing online degrees to students residing in their state is required to satisfy certain state standards. Some states accept accreditation as evidence of meeting minimum state standards for authorization. Other states require separate evaluations for authorization. Depending on the state, the addition of a degree program not offered previously or the addition of a new location must be included in the institution's accreditation and be approved by the appropriate state authorization agency. The University of Florida is presently authorized to operate in only three states in which it provides degrees through our multi-modal model. If The University of Florida and our other knowledge partners are required to obtain authorization to provide distance learning degrees and certificate programs in such other states, it could have a material adverse effect on our business, financial status and our ability to expand our business.

         OUR SUCCESS DEPENDS ON MAINTENANCE AND CONTINUED DEVELOPMENT OF THE INTERNET'S INFRASTRUCTURE.

         Our success depends, in large part, upon the maintenance of the Internet's infrastructure with the necessary speed, data capacity and security, and timely development of enabling products such as high speed modems, for providing reliable Web access and services as well as improved content. We currently depend on a Web server located in a commercial data center, commonly known as Web "server farms," to provide us a network backbone connection. Increases in the number of users, frequency of use or bandwidth requirements may strain the Internet's infrastructure and degrade the performance and reliability of the Web. Furthermore, the Web has experienced a variety of outages and delays as a result of damage to portions of its infrastructure, and any future outages or delays could adversely affect our business. In addition, delays in the development or adoption of new standards and protocols that are designed to handle increased levels of activity, could reduce the viability of the Web. The infrastructure or complementary products or services necessary to maintain and enhance the Web as a commercial medium may never be developed. If the necessary infrastructure, standards or protocols or complementary products, services, or facilities are not developed, or if the Web does not continue to develop as a viable commercial medium, our business and financial results would be materially and adversely affected. Even if such infrastructure, standards or protocols or complementary products, services or facilities are developed, we may be required to incur substantial expenditures in order to adapt our services to changing or emerging technologies, which could have a material adverse effect on our business and financial results.

         IF USE OF THE INTERNET DOES NOT CONTINUE TO GROW, OUR BUSINESS COULD BE HARMED.

         Our success is highly dependent on the continued growth in the general use of the Internet. There can be no guarantee that the general use of the Internet will continue to grow. Several factors, including concerns related to security, cost and ease of use and access could limit future growth in Internet use, which could materially and adversely impact our business and financial results.

         OUR PROSPECTS ARE DIFFICULT TO EVALUATE BECAUSE WE HAVE ONLY BEEN OPERATING OUR BUSINESS SINCE 1993.

         We began offering our products and services in 1993. We have only received $5.75 million financing and operate with only 21 employees, servicing one university. As a result of our limited financial and personnel resources and limited operations, we have a limited operating history from which investors may evaluate our business and prospects. Further, our revenue growth to date may not be indicative of our future operating results.

         WE INTEND TO INVEST HEAVILY IN ACQUISITIONS, PRODUCTS AND SERVICES.

         We intend to invest heavily to acquire companies, develop our products and services and establish our development, sales and marketing capabilities. We believe that our success depends, among other things, on our ability to obtain additional financing, develop new relationships with colleges, universities, associations and businesses and to maintain existing customer relationships.

Accordingly, we intend to incur significant expenses for development and sales and marketing. As such, our earnings may not increase and we could experience net operating losses and negative cash flow. To the extent our sales and marketing efforts do not significantly increase our revenues, our business and financial results will be materially and adversely affected.

         OUR OPERATING RESULTS ARE LIKELY TO FLUCTUATE SIGNIFICANTLY AND MAY BE BELOW THE EXPECTATIONS OF ANALYSTS AND INVESTORS.

         Because of our limited operating history and the emerging nature of the online learning market, we may be unable to accurately forecast our revenues. The sales cycle for our products and services varies widely and it is difficult for us to predict the timing of particular sales, the rate at which online campuses, courses and/or course supplements will be implemented or the number of students and participants who will enroll in our distributed learning courses. The cancellation or delay of even a small number of our anticipated implementations could cause our revenues to fall short of projections. Since most of our costs are fixed and are based on anticipated revenue levels, small variations in the timing of revenue recognition could cause significant variations in operating results from quarter to quarter.

         The following factors may affect our quarterly, as well as our annual, operating results:

>> our ability to attract and retain colleges, universities, associations and companies;

>> our ability to successfully implement our distributed learning programs;

>> the amount and timing of operating costs and capital expenditures relating to expansion of our business;

>> our introduction of new or enhanced services and products, and similar introductions by our competitors;

>>       the budgetary cycles of our clients;

>>       our ability to upgrade and develop our systems and infrastructure;

>>       our ability to attract, motivate and retain personnel;

>>       technical difficulties in delivering our services;

>>       governmental regulation;

>> our ability to attract and acquire suitable companies to expand our business, and

>>       general economic conditions.

         As a result, we believe that our prior sales and operating results may not necessarily be meaningful, and that such comparisons may not be accurate indicators of future performance. Just because our business grew substantially during the last two years, we can give no assurance that these percentages will reflect the ongoing pattern of our business. Since we may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall, any significant decrease in revenue would likely have an immediate material adverse effect on our business and financial results. In addition, if our future operating results are below the expectations of securities analysts or investors, our stock price may decline.

         OUR SALES CYCLE IS LENGTHY AND CAN VARY WIDELY.

         The sales cycle between initial customer contact and signing of a contract varies widely, reflecting differences in our customers' decision-making processes and budget cycles. As a result, we may not be able to forecast the timing and amount of specific sales and resulting revenue. Our customers typically conduct extensive and lengthy evaluations before committing to our system. Delays in the sales cycle can result from, among other things, changes in budgets, the need for approval from both the customer's administration and faculty, and the need to educate a customer as to the potential applications of and cost savings associated with our services. We generally have little or no control over these factors, which may cause a potential customer to favor a competitor's products and services, or to delay or forego purchases altogether. The delay in or failure to complete planned transactions could have a material adverse effect on our business and financial results and could cause our financial results to vary significantly from period to period.

         Since our business focuses solely on distributed learning, we are particularly vulnerable to uncertain market acceptance, competing services, implementation difficulties and other factors that could inhibit our ability to generate sales and achieve market penetration

         WE MAY HAVE DIFFICULTY IDENTIFYING AND MEETING THE NEEDS OF OUR CUSTOMERS.

         We may not be able to accurately determine customer requirements or deliver features and functions that will satisfy customer demands. Furthermore, even if we correctly identify our customers' requirements, we may not be able to design and implement services incorporating these features in a timely and efficient manner. Our failure to determine and address customer requirements in a timely and efficient manner would have a material adverse effect on our business and financial results.

         MANAGING OUR GROWTH EFFECTIVELY MAY BE DIFFICULT.

         We are currently experiencing a period of significant expansion, which may be difficult to manage. Our growth has placed, and any further growth is likely to continue to place, a significant strain on our managerial, operational, financial and other resources. We have grown from 8 employees as of December 31, 1998 to 21 employees as of December 31, 1999. This growth will require us to implement additional management information systems, to further develop our operating, administrative, financial and accounting systems and controls and to maintain close coordination among our technology development, accounting, finance, marketing, sales, and customer service and support departments. If we cannot effectively manage our expanding operations, we may not be able to continue to grow, or may grow at a slower pace. Our failure to successfully manage growth and to develop financial controls and accounting and reporting systems or to add and retain personnel that adequately support our growth would have a material adverse effect on our business and financial results.

         WE MUST EXPAND OUR CUSTOMER SERVICE AND SUPPORT DEPARTMENT AND IT MAY BE DIFFICULT FOR US TO DO SO.

         As we increase the number of colleges, universities, associations and companies we serve, we will require greater numbers of development personnel and account service representatives to ensure rapid and successful implementation of our technology and services. For these positions, we seek individuals with postgraduate degrees and we face great competition in hiring them. We may not be able to increase the size of our customer service and support department on a timely basis, or at all, and we may not be able to provide the high level of support required by our customers, especially during the initial implementation and development of our services. Our failure to continue to provide a high level of customer support would have a material adverse effect on our business and financial results.

         OUR NETWORK INFRASTRUCTURE AND COMPUTER SYSTEMS MAY FAIL.

         The continuing and uninterrupted performance of our network infrastructure and computer systems is critical to our success. Any system failure that causes interruptions in our ability to provide service to our customers or their students could reduce customer satisfaction and, if sustained or repeated, would reduce the attractiveness of our technology and services to providers or their students. An increase in the number of students online through our servers could strain the capacity of our software or hardware, which could lead to slower response times or system failures. During the current semester, student and faculty connections to websites hosted by us are approximately 130,000. Based on our present usage patterns, we believe that our current servers can support significantly more student and faculty users. To the extent we do not successfully address any capacity constraints, such constraints would have a material adverse effect on our business and financial results.

         Our operations are dependent upon our ability to protect our computer systems against damage from fire, power loss, telecommunications failures, vandalism and other malicious acts, and similar unexpected adverse events. In addition, the failure of our telecommunications provider or our network backbone provider, which provides us with our Internet connection, to provide the data communications capacity and network infrastructure in the time frame we require could cause service interruptions or slower response times. Despite precautions we have taken, unanticipated problems affecting our systems have from time to time in the past caused, and in the future could cause, interruptions or delays in the delivery of our products and services. In the past we have experienced slower response times, and on occasion some of our customers' websites have been unavailable for several hours, as the result of general Internet failure and/or service problems from our previous, third-party web-server provider. Any damage or failure that interrupts or delays our operations could have a material adverse effect on our business and financial results.

         OUR NETWORK MAY BE VULNERABLE TO SECURITY RISKS.

         Our success depends on our ability to provide network security protection and the confidence of our customers in that ability. Our system is designed to prevent unauthorized access from the Internet; nevertheless, in the future we may not be able to prevent unauthorized disruptions of our network operations, whether caused unintentionally or by computer "hackers." Due to the



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sensitive nature of the information contained on the websites hosted by us, such as students' grades, our websites may be targeted by hackers. As such, disruptions may result in liability to us and harm to our customers, and our failure to prevent such disruptions would have a material adverse effect on our business and financial results.

         WE DEPEND ON OUR KEY PERSONNEL AND MAY HAVE DIFFICULTY ATTRACTING AND RETAINING SKILLED EMPLOYEES.

         We depend on our key personnel and may have difficulty attracting and retaining skilled employees. If we are unable to retain key personnel or attract new personnel, it could have a material adverse effect on our business. The loss of the services of any of our key personnel or our inability to successfully attract and retain qualified personnel in the future would have a material adverse effect on our business. Our future success depends on the continued service of Rogers W. Kirven, Jr., our Chief Executive Officer, Daniel J. Devine, our President and Chief Operating Officer and Stephen Wells, our Chief Information and Marketing Officer. We maintain a life insurance policy on Mr. Kirven with a face value of $1,000,000. The loss of the services of Messrs. Kirven, Devine or Wells would have a material adverse effect on our business and financial results. Our success also depends on our ability to attract, motivate and retain highly-skilled managerial, sales and marketing, customer service and support and technology development personnel. Competition for such personnel in our industry is intense. We may not be able to retain our key employees or attract, motivate and retain additional key employees in the future. Our failure to retain these key employees would have a material adverse effect on our business and financial results.

         WE MUST PROTECT OUR INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS.

         Our success depends, in part, on our ability to protect our proprietary rights and technology, such as our trade and product names, and the software included in our products. We presently do not own nor have we applied for any copyrights, service marks or trademarks, but rely on trade secrets and employee and third-party nondisclosure agreements to protect our proprietary rights. Unauthorized parties may attempt to duplicate or copy aspects of our services, products, systems or software or to obtain and use information that we regard as proprietary. Policing unauthorized use of our services, products, systems or software underlying our services is difficult, and while we are unable to determine the extent to which piracy exists, piracy in general will likely be a persistent problem. In addition, the laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States. As a consequence, effective trademark, service mark, copyright, and trade secret protection may not be available in every country in which our products and services are made available online. Our proprietary rights and technology may not be adequate, and our competitors could independently develop similar rights and technology. Our failure to meaningfully protect our intellectual property could have a material adverse effect on our business and financial results.

         We may from time to time encounter disputes over rights and obligations concerning intellectual property. Although we believe that our intellectual property rights are sufficient to allow us to market our existing services without incurring liability to third parties, and we are not aware of any disputes with third parties relating to competing intellectual property rights, we might not prevail in such disputes. Failure to prevail in one or more such disputes could impair our right to market our services, which, in turn, could have a material adverse effect on our business and financial results.

         WE MUST MONITOR AND PROTECT OUR INTERNET DOMAIN NAMES.

         We currently hold various Internet domain names. Third parties may acquire substantially similar or conceptually similar domain names that decrease the value of our domain name and trademarks and other proprietary rights which may hurt our business. Domain names generally are regulated by governmental agencies and their designees. For example, in the United States, the National Science Foundation has appointed Network Solutions, Inc. as the exclusive registrar for the ".com," ".net," and ".org" generic domains. The regulation of domain names in the United States and in foreign countries is subject to change. Governing bodies could appoint additional domain name registrars or modify the requirements for holding domain names. Governing bodies could also establish additional "top-level" domains, which are the portion of a Web address that appears to the right of the "dot," such as "com," "gov" or "org." The relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. As a result, we may not acquire or maintain exclusive rights to our domain names in the United States or in other countries in which we conduct business.

         To date, we have not been notified that our services infringe the proprietary rights of third parties, but there can be no assurance that third parties will not claim that our current or future services are infringing their proprietary rights.

         ANY ACQUISITIONS OR INVESTMENTS WE MAKE COULD BE DISRUPTIVE TO OUR BUSINESS, HAVE ADVERSE ACCOUNTING CONSEQUENCES OR BE DILUTIVE TO OUR INVESTORS.

         Although we have no present agreement or understanding relating to any material acquisition or investment, from time to time we have had discussions with companies regarding our acquiring, or investing in, their businesses. If we buy a company, we could have difficulty in assimilating its operations, or assimilating and retaining its key personnel. These difficulties could disrupt our ongoing business and distract our management and employees. Also, acquisitions may result in a variety of accounting charges which would increase our reported expenses, including amortization of goodwill and the write off of acquired in-process research and development. Furthermore, we may incur debt or issue dilutive equity securities to pay for any future acquisitions or investments. As a result, any future business acquisitions or investments could have a material adverse effect on our business and financial results.

         WE MAY NEED ADDITIONAL CAPITAL IN THE FUTURE AND IT MAY NOT BE AVAILABLE ON ACCEPTABLE TERMS, OR AT ALL.

         We expect that our current cash reserves are sufficient to meet our working capital and capital expenditure requirements, excluding acquisitions, for at least the next 12 months. However, after that time, or if we use our cash for acquisitions we may need to raise additional funds to fund our operations, to finance the substantial investments in equipment and corporate infrastructure we will need for our planned expansion, to enhance and/or expand the range of services we offer, to increase our promotional and marketing activities, or to respond to competitive pressures and/or perceived opportunities, such as investment, acquisition and international expansion activities. Additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available when required or on acceptable terms, our business and financial results could suffer.

EMPLOYEES

         On December 31, 1999, we employed approximately 21 people comprised of 3 product development personnel, 10 marketing personnel, 4 technology individuals, and 4 individuals in general administration. We will hire additional employees on an as needed basis. We believe that our relationship with our employees is good. None of our employees are members of collective bargaining units or labor union contract nor have we been subjected to any strikes or employment disruptions.

MAJOR SUPPLIERS

         Except for curriculum obtained from The University of Florida, which is currently substantially all of our educational content, we obtain our products and supplies from many different individuals and entities and are not dependent on any major suppliers.

DEPENDENCE ON KEY CUSTOMERS

         Presently, we have only one knowledge partner, The University of Florida. We are highly dependent on this partner but anticipate providing, in the near future, our products and services to other colleges, universities, associations and companies at large. An interruption or loss of our relationship with The University of Florida would have a material adverse effect on our business and financial results.

PATENTS, TRADEMARKS, LICENSES

         We do not depend upon any patents to conduct our business; nor do we hold any such patents. We do not own any registered trade names, trademarks or service marks.

         We have 27 professional service agreements (or license arrangements) with the University of Florida with respect to use of The University of Florida's name and content in both course development and marketing. If we were to breach these agreements, it would have a material adverse effect on our business and financial results.

         We currently use component software from the following vendors:

         Microsoft Corporation
         Eshare Technology

         The Microsoft Corporation provides the NT Operating System for our file servers which we intend to upgrade within the next several weeks to NT Small Business Server 4.5. Eshare Technology provides our chat server software. We utilize a hosting company for our web hosting needs.

         When possible, we will seek any opportunity to leverage partner programs or develop relationships where possible. Although the loss of one of these key software vendors would result in some delay, our management does not consider that a prolonged delay would be likely.

         Legal standards relating to the validity, enforceability and scope of protection of certain intellectual property rights in Internet-related industries are uncertain and still evolving, and no assurance can be given as to the future viability or value of any of our intellectual property rights or other companies within the information technology industry. There can be no assurance that the steps we have taken to protect its intellectual property rights (which presently include only domain name registration and confidentiality agreements) will be adequate or that third parties will not infringe or misappropriate our proprietary rights. Any such infringement or misappropriation, should it occur, could have a material adverse effect on our business, operations and financial condition. Furthermore, there can be no assurance that our business activities will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against us. Such claims and any resultant litigation, should it occur, could subject we to significant liability for damages and could result in invalidation of our proprietary rights and, even if not meritorious, could be time-consuming and expensive to defend, and could result in the diversion of our time and attention, any of which could have a material adverse effect on our business, results of operations and financial condition.

         We regard substantial elements of our services as proprietary and may seek to protect them by relying on trademark, service mark, trade dress, copyright and trade secret laws and restrictions on disclosure and transferring title. While we have not yet filed any trade name, service mark or trademark applications, we anticipate pursuing the registration of some of our names and marks in the United States and possibly worldwide. Effective trademark, copyright and trade secret protection may not be available in every country in which our products and services are distributed or made available through the Internet. There can be no assurance that the steps we anticipate taking will to protect our proprietary rights and will be adequate or that third parties will not infringe or misappropriate our copyrights, trademarks, service marks, trade dress and similar proprietary rights.

GOVERNMENT REGULATION.

INDUSTRY REGULATION

         We believe we are not currently subject to any governmental approvals in order to sell our services or products. There are, however, regulations applicable to businesses in general, and Internet businesses in particular with respect to access to or commerce on the Internet.

         Our operating results could be impaired if we become subject to burdensome government regulation and legal uncertainties. We may become subject to government laws and regulations, such as the Family Educational Rights and

Privacy Act and Alberta's Freedom of Information and Protection of Privacy Regulation. A violation of these statutes, or of any other law or regulation, could have a material adverse effect on our business and financial results. In addition, it is possible that a number of laws and regulations may be adopted with respect to the Internet, relating to user privacy, pricing, content, copyrights, distribution and characteristics and quality of products and services.

         Educational institutions are required to have authorization to operate as degree-granting institutions in each state where they operate physical sites which provide educational programs. Certain states also take the position that any education institution providing online degrees to students residing in their state is required to satisfy certain state standards. Some states accept accreditation as evidence of meeting minimum state standards for authorization. Other states require separate evaluations for authorization. Depending on the state, the addition of a degree program not offered previously or the addition of a new location must be included in the institution's accreditation and be approved by the appropriate state authorization agency. The University of Florida is presently authorized to operate in only three states in which it provides degrees through our multi-modal model. If The University of Florida and our other knowledge partners are required to obtain authorization to provide distance learning degrees and certificate programs in such other states, it could have a material adverse effect on our business, financial status and our ability to expand our business.

         The adoption of any additional laws or regulations may decrease the popularity or expansion of the Internet. A decline in the growth of the Internet could decrease demand for our products and services and increase our cost of doing business. Moreover, the applicability of existing laws to the Internet is uncertain with regard to many issues including property ownership, intellectual property, export of encryption technology, sales tax, libel and personal privacy. Our business and financial results could be seriously harmed by any new legislation or regulation of these types. There are an increasing number of laws and regulations pertaining to the Internet. These laws and regulations relate to liability for information received from or transmitted over the Internet, online content regulation, user privacy, taxation and quality of products and services. Moreover, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing. We cannot predict the impact, if any, that future regulation or regulatory changes may have on our business.

SECURITIES REGULATION

         Our common stock, par value $.001 per share, was eligible in July 1998 for trading on the NASDAQ Over-The-Counter Bulletin Board Service under the symbol "WTHP" which was changed to "CKNO" effective with our acquisition of Winthrop Industries, Inc.

         Pursuant to NASD Eligibility Rule 6530 issued on January 4, 1999, issuers who do not make current filings pursuant to Sections 13 and 15(d) of the Securities Act of 1934 are ineligible for listing on the NASDAQ Over-the-Counter Bulletin Board. Pursuant to the Rule, issuers who are not current with such filings are subject to de-listing pursuant to a phase-in schedule depending on each issuer's trading symbol as reported on January 4, 1999. Therefore, pursuant to the phase-in schedule, we will be subject to de-listing in May 2000 if we do not become current with our filings.

         We have not made filings pursuant to Sections 13 or 15(d) of the Securities Act of 1934. We have filed this Registration Statement on Form 10-SB in order to become a "reporting" company and therefore comply with Rule 6530.

RESEARCH AND DEVELOPMENT

         For the years ended December 31, 1999 and December 31, 1998, we expended approximately $167,063 and $76,100, respectively, in research and development activities related to developing our web site and educational programs. These costs are recognized as expense over the life of the contract, based on the expected revenue stream from course offerings during the contract period.

COSTS AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS

         To the best of our knowledge, we are in compliance with all applicable federal, state, and local environmental laws and regulations. We are unaware of any federal, state or local environment laws or regulations which have a material effect on our operations and business. We have incurred minimal costs associated with environmental compliance.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

         FORWARD LOOKING STATEMENTS. THE DISCUSSION CONTAINED HEREIN REGARDING OUR BUSINESS AND OPERATIONS MAY INCLUDE "FORWARD LOOKING STATEMENTS." SUCH STATEMENTS CONSIST OF ANY STATEMENT OTHER THAN A RECITATION OF HISTORICAL FACT AND CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "EXPECT," "ANTICIPATE," "ESTIMATE" OR "CONTINUE" OR THE NEGATIVE THEREOF, OTHER VARIATIONS THEREOF, OR COMPARABLE TERMINOLOGY. ALL FORWARD-LOOKING STATEMENTS ARE NECESSARILY SPECULATIVE, AND THERE ARE CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE REFERRED TO IN SUCH FORWARD-LOOKING STATEMENTS. EXCEPT FOR HISTORICAL INFORMATION, MATTERS DISCUSSED IN THIS REPORT REGARDING FINANCIAL RESULTS AND DEMAND FOR PRODUCTS AND SERVICES ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, INCLUDING THOSE RELATED TO THE FURTHER DEVELOPMENT OF OUR PRODUCTS AND SERVICES AND MARKET ACCEPTANCE OF SUCH PRODUCTS AND SERVICES.

OVERVIEW

         Compass Knowledge Holdings, Inc. is a provider of post-secondary education programs to working professionals via its Internet education delivery portals and multi-modal delivery system. We sell and deliver our programs and the programs of our university and knowledge partners, through our multi-modal delivery system; a flexible delivery concept that gives working professionals the ability to earn advanced degrees and specialized certificates in a distance learning format. We presently operate our business through our wholly-owned subsidiaries which are located in Ocoee, Florida.

         Our business began with Rehabilitation Training Institute, Inc., one of our wholly owned subsidiaries, which was formed for the purpose of developing, owning and operating seminars, developing and providing certificate programs and developing and publishing materials in life care planning for catastrophic injuries and impairments. Rehabilitation Training Institute was founded in November 1993 and began delivering our life care planning program to rehabilitation professionals primarily through seminars and print media. From November of 1993 until March of 1996, we grew our customer base and revenue while developing our technology to support growth.

         In March of 1996, Rehabilitation Training Institute with the University of Florida Health Services, Inc., a Florida corporation and an affiliate of The University of Florida, formed Intelicus, LC, a Florida limited liability company organized for the purpose of developing, marketing and operating degree and certificate programs for health care professionals. In December of 1999, we acquired The University of Florida's interest in Intelicus thereby making it a wholly owned subsidiary.

         Beginning in March of 1996, we significantly increased our selling and marketing efforts, and began developing programs with The University of Florida. Similarly, we invested, and continue to invest, our resources in an effort to broaden our service capabilities by expanding our infrastructure and personnel. In the fall of 1996 we added, together with The University of Florida, our Doctor of Pharmacy program and in the fall of 1998 we launched our Doctorate of Audiology program and our second certificate program, Functional Capacity Evaluation. In 1999, Applications in Indoor Air Quality and Health Care Finance was added to our program list. In 2000, we anticipate adding Herbal Products and Counseling and Psychopharmacology for Psychologists programs together with eight additional programs to our education portfolio.

         We became profitable in 1998 with profits in 1999 increasing by approximately 410%. We currently intend to continue to increase our capital and operating expenses to support anticipated growth, to fund increased sales and marketing, to enhance existing technology and to make acquisitions. We believe that despite our intent to increase capital and operating expenditures we will continue to be profitable, but we will likely need to obtain additional debt and/or equity financing to fund our anticipated growth.

REVENUE

         We typically enter into multi-year contracts with colleges and universities to provide our distance learning products and services. Each contract is based on our standard form, customized for each college or university, and specifies the products and services we will provide. These contracts specify the courses to be provided, responsibilities of each party with respect to implementation and the stated percentage of student fees which each party will receive. Our contracts do not require customers to guarantee any minimum number of student enrollments or to commit to developing any courses beyond the initial courses covered by the contract. Our contracts typically have a minimum term of five years.

         Our business model is based upon a number of factors, including increasing the acceptance of distance learning among colleges and universities, adding new customers, developing additional courses for our existing customers, increasing student enrollment in distance learning courses, and selling new products and services to our clients. From our inception through December 31, 1999, our revenue has been generated from our percentage of the student fees derived from our programs. We expect that this revenue stream will continue to grow, but that we will also derive fees from providing additional services and selling ancillary products.

         Although we have and continue to experience revenue growth, there is no assurance that this growth will continue at its current pace, or at all, or that continued revenue growth will be indicative of future operating results and profitability.

         We presently offer two types of educational programs: degree programs and professional certificate programs. These programs range in length from two months to three years. For degree programs, in which our university partners are responsible for course curricula and for conferring a degree, we receive a stated percentage of student fees. We currently record as revenues only the portion of the student fees paid to us by our university partners. For professional certificate programs, in which we are responsible the majority of the program risks, developing course curricula and for awarding participant certificates, we record, as revenue, all student fees.

         We based our revenue recognition policy on recent guidance by the Securities and Exchange Commission (SEC) and current proposal stage literature promulgated by the Emerging Issues Task Force (EITF), in EITF Issue No. 99-19, "Reporting Revenue Gross versus Net", regarding the recognition of gross versus net revenues for internet based entities. While we employ a multi-modal delivery system in our operations, of which internet applications is only one component, we believe that our current revenue recognition policy complies with the SEC's and EITF's guidance. Should the SEC revise its guidance or the final consensus reached by the EITF in Issue No. 99-19 differ from our current policy, we will revise our revenue recognition treatment accordingly. However, the decision to reflect gross or net revenues will not have any impact on our net income.

         For both degree and professional certificate programs, student fees must be paid prior to the student's attendance of the seminar. We defer this revenue and recognizes it as income over the period of instruction. If a student withdraws from a course or program prior to the start date, the student fees may be refunded or applied to a later seminar.

SEASONALITY

         Due to the seasonality inherent in the academic calendar which typically consists of three academic terms, as well as our customers' plans for distance learning programs and course development, we experience fluctuations in our quarterly results. We typically collect student fees for our semester based degree programs in the first, second and fourth quarters. Our operating expenses are relatively fixed in nature and seasonal fluctuations in revenue will result in seasonal fluctuation in our operating results. As a result, quarter-to-quarter financial results are not directly comparable.

STUDENT FEES

Total student fee revenue for courses offered by us for 1999 and 1998 were as follows:

                                                                               1999              1998
                                                                             ---------        -----------
          Degree programs                                                  $  4,164,506      $  1,597,670
          Certificate programs                                                  750,295           491,743
          Other revenue                                                          31,444            33,954
                                                                           ------------       -----------
          Gross student fees revenue                                          4,946,245         2,123,367
          Less:  portion retained by University Partners                      2,286,939           912,868
                                                                           ------------       -----------
          Net student fee revenue                                          $  2,659,306       $ 1,210,499
                                                                           ============       ===========



 COST OF REVENUE

         Our cost of revenue consists primarily of facility costs, equipment rentals, video duplications, web site development costs and technical personnel costs. To continue to execute our business plan, we intend to expand our operations, including our marketing, technical, operational and customer support resources.

         Historically, we have not paid any sales commissions. Beginning in the year 2000, sales commissions will be paid to our program development personnel as student fees are earned to more closely match the revenue recognized. We have also hired personnel and made investments in our infrastructure to support future growth. Since the majority of our costs are variable no assurance can be given that revenues will continue to exceed our cost of revenue in the future.

SELLING AND PROMOTION

         The principal components of our selling and promotion expenses are advertising, promotion and travel. Other significant components include marketing collateral expenses and consulting fees. As revenue increases, we expect total selling and marketing expenses to increase but to decrease as a percentage of revenue.

GENERAL AND ADMINISTRATIVE

         The principal component of our general and administrative expenses is employee compensation and benefits. Other components include facilities, depreciation, communications, professional and consulting fees. As operations increase, we expect total general and administrative expenses to increase but to decrease as a percentage of revenues.

RESULTS OF OPERATIONS

         Set forth below is certain of our selected combined financial and operating information for the two years ended December 31, 1999 and 1998. The selected combined financial information is derived from our consolidated financial statements for such periods. The information set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Conditions and Results of Operations and our Combined Financial Statements and Notes thereto.

         The financial results for the years ended December 31, 1999 include our recapitalization on November 15, 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information on this topic.


                                                               YEAR ENDED DECEMBER 31
                                                            -----------------------------
                                                                1999             1998
                                                            ------------     ------------
Net Student Revenue                                         $  2,659,306     $  1,210,499
Gross Profit                                                $  2,043,205     $    868,445
Net Income Before Minority Interest                         $    344,546     $     55,766

Net Income After Minority Interest                          $    155,432     $     30,312
Earnings per share, basic and diluted                       $      0.011     $      0.002
Pro Forma Weighted Average Shares Outstanding
Basic                                                         12,544,520       12,250,000
Diluted                                                       13,079,779       12,250,000



                                                             AT DECEMBER 31, 1999
                                                         ---------------------------------
Working Capital                                                     $ 4,480,963
Total Current Assets                                                $ 5,441,105
Total Property and Equipment                                        $    85,752
Total Current Liabilities                                           $   960,142
Stockholders' equity                                                $ 5,865,382


         TWELVE MONTHS ENDED DECEMBER 31, 1999 COMPARED TO TWELVE MONTHS ENDED DECEMBER 31, 1998.

         Net student fee revenues increased by $1,448,807 to $2,659,306 for the twelve months ended December 31, 1999 from $1,210,499 for the twelve months ended December 31, 1998, representing an increase of approximately 120%. These results are primarily attributed to the full year's impact of Doctor of Audiology program which provided net student fee revenues of $1,083,793 in 1999 compared to $92,070 in 1998.

         Gross profit increased by $1,174,760 to $2,043,205 for the twelve months ended December 31,1999 from $868,445 for the twelve months ended December 31, 1998, representing an increase of approximately 135%. This increase is the result of the successful development of new degree and certificate programs. Our gross profit percentage increased from approximately 72% in 1998 to approximately 77% in 1999, substantially due to increased efficiencies of scale with respect to instruction costs and services.

         Operating expenses increased by $878,063 to $1,703,918 for the twelve months ended December 31, 1999 from $825,855 for the twelve months ended December 31, 1998, representing an increase of approximately 106%. The increase is primarily due to an increase in personnel from 8 in 1998 to 21 in 1999 which resulted in compensation and other employee related expenses increasing by $254,743 in 1999. Also contributing was the incremental spending of $183,171 with respect to selling and promotional expenses incurred for new programs, and an increase in management and consulting fees of approximately $209,300.

         As a result of the above changes, net income increased by $125,120 to $155,432 for the twelve months ended December 31,1999 from $30,312 for the twelve months ended December 31, 1998.

INCOME TAXES

         Income taxes will consist of federal, state and local taxes, when applicable. We expect continued profits for the foreseeable future that will generate significant tax expense. We experienced a taxable loss in 1999 which resulted in a net operating loss carryforward. We elected not to recognize any current year benefit from this taxable loss.

       We use the liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under the liability method, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect, in the years in which the differences are expected to reverse.

LIQUIDITY AND CAPITAL RESOURCES

         Our cash and cash equivalents increased from $103,058 at December 31, 1998 to $4,781,033 at December 31, 1999. This net change occurred primarily because we raised $5,603,051 in net proceeds from the sale of equity securities and had net cash generated from operations of $432,688 during 1999.

         Our investment in property and equipment for the twelve months ended December 31, 1999 was $78,777 as compared to $9,000 for the twelve months ended December 31, 1998. Installation of network infrastructure equipment and equipment for new employees. We intend to continue to make investments in these types of equipment and property, although we have no material commitments to do so.

         We expect the cash generated from operations and our current cash, cash equivalents and short term investments to meet our working capital and capital expenditure requirements for at least the next 12 months unless additional cash is needed for acquisitions. Beyond the next 12 months, we will need to obtain additional debt and/or equity financing to fund our operations and anticipated growth. Although there can be no guarantee, we believe such funds will be available to us.

YEAR  2000  DISCLOSURE.

         To date we have not experienced any Year 2000 ("Y2K") repercussions and we believe that our internal software and hardware systems will continue to function properly with respect to dates in Y2K and thereafter. We expect to incur no significant costs in the future for Y2K problems. Notwithstanding, any Y2K problems experienced by our suppliers, vendors or customers could adversely affect our business and financial condition. We have not as of this date been advised or experienced any problems with respect to the Y2K readiness of our customers, suppliers or vendors. In the event any of our suppliers or vendors prove not to be Y2K compliant, we believe that we can find a replacement vendor or supplier which is Y2K compliant without significant delay or expense. However, if substantially all of our suppliers and vendors prove not to be Y2K compliant and if we experience difficulties in finding replacement suppliers and vendors, then, as a result, our business could be materially adversely affected. The failures to correct material Y2K problems by our customers, suppliers and vendors could result in an interruption in, or a failure of, certain normal business activities or operations. Due to the general uncertainty regarding the Y2K readiness of our customers and third-party suppliers and vendors, we are unable to determine what, if any, consequences of Y2K failures would have on our operations, liquidity or financial condition. Any of these events could result in an adverse effect on our business, operations and financial condition. There can be no assurance that we will not be required to incur substantial expenditures in order to adapt our services to changing technologies or to new protocols as a result of any realized Year 2000-related programming errors.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Market risk represents the risk of loss that may impact our financial position, operating results or cash flows due to adverse changes in financial market prices and rates. We are, or may become, exposed to market risk in the areas of changes in United States interest rates and changes in foreign currency exchange rates as measured against the United States Dollar. These exposures are directly related to our normal operating and funding activities. Historically and as of December 31, 1999, we have not used derivative instruments or engaged in hedging activities.

INTEREST RATE RISK

         We manage interest rate risk by investing excess funds in cash equivalents and short-term investments bearing variable interest rates, which are tied to various market indices. As a result, we do not believe that near-term changes in interest rates will result in a material effect on our future earnings, fair values or cash flows.

FOREIGN CURRENCY RISK

         We may enter into contracts where we pay or a third party pays us in a foreign currency. This would expose us to changes in exchange rates. Changes in the foreign exchange rates may positively or negatively affect our financial position, results of operations or cash flows. We do not believe that near-term changes in exchange rates will result in a material effect on future earnings, fair values or cash flows, and therefore, have chosen not to enter into foreign currency hedging instruments. There can be no assurance that such an approach will be successful, especially in the event of a significant and sudden decline in the foreign exchange rates.

RECENT ACCOUNTING PRONOUNCEMENTS

         In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). We are required to adopt SFAS No. 133 in the year ended December 31, 2001. SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. To date, we have not entered into any derivative financial instruments or hedging activities.

ITEM 3.  DESCRIPTION OF PROPERTY

         The majority of our business activities are conducted out of our corporate offices located at 2710 Rew Circle, Suites 100 and 200, Ocoee, Florida 34761. This facility houses our technical and administrative offices. This space consist of approximately 4,400 square feet of office and production space. The lease terms expire on September 30, 2002. The average monthly rent is approximately $6,208, or $74,500 per annum.

     We believe that our leased property is in good condition and is well maintained. Due to our rapid growth, we anticipate leasing additional technical and administrative office space in the near future. We believe that such space can be secured on commercially reasonable terms and without undue operational disruption. We do not have any policies regarding investments in real estate, securities or other forms of property.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         Our authorized capital stock consists of 50,000,000 shares of common stock, $.001 par value per share, of which there are 14,750,000 shares of common stock issued and outstanding as of December 31, 1999, and 5,000,000 shares of "blank check" preferred stock, of there are 2,000 shares of Series A Convertible Preferred with a stated value of $1,750,000 outstanding as of December 31, 1999.

         Contemporaneous with our formation, our board of directors adopted a Stock Option Plan, pursuant to which it authorized and granted to the Compass Knowledge Group Management Trust, options to purchase up to 1,500,000 shares of our common stock. One million three hundred seventy one thousand six hundred (1,371,600) of these options were granted by the Trustees of the Trust on February 9, 1999 to various employees, officers, directors and consultants at an exercise price per option share of $.75. The remainder of the options were granted by the Trustees during the year to various employees, officers, directors and consultants at exercise prices of $.75, $2.00 and $4.00, the fair market value of our common stock at the time of the grant.

         In December 1999, our board of directors adopted a Year 2000 Stock Option Plan which authorizes 1,000,000 additional shares of common stock available for grants to our officers, directors, employees and consultants. The exercise price shall be at least equal to the fair market value of the underlying common stock on the grant date and no option may be exercised beyond ten (10) years from the grant date. To date, none of these options have been granted.

         The following table sets forth, as of December 31, 1999, the beneficial ownership of our common stock (i) by the only persons who are known by us to own beneficially more than 5% of our common stock; (ii) by each of our directors; and (iii) by all directors and officers as a group. Percentage ownership assumes all vested options are fully exercised.


                                                                    OPTIONS FOR
          NAME AND ADDRESS OF               SHARES OF COMMON          COMMON                           PERCENTAGE
           BENEFICIAL OWNER                   STOCK OWNED         STOCK OWNED (4)    TOTAL SHARES      OWNED (5)
           ----------------                   ------------      - --------------- -  -------------     ---------

Rogers W. Kirven, Jr. (1)(4)(6)                     4,606,289             381,118        4,987,407           30.15%
2710 Rew Circle, Suite 100
Ocoee, FL  34761

Daniel J. Devine (1)(4)(6)                          3,335,587             275,982        3,611,569           21.83%
2710 Rew Circle, Suite 100
Ocoee, FL  34761

Dr. Paul Lerman (2)(5)(6)                                 -0-               5,000            5,000                *
Farleigh Dickenson University
1000 River Road
H325A
Teaneck, NJ 07666

Dr. Robert G. Frank (2)(5)(6)                             -0-               5,000            5,000                *
College of Health Professions
University of Florida
P.O. Box 100185
Gainesville, FL  32610

Bruce Rosetto (2)(5)(6)                                72,756               5,000           82,756                *
U.S. Plastic Lumber Corp.
2300 Glades Rd, Ste. 440 West
Boca Raton, FL  33431

Pioneer Ventures Ltd. Partnership (3)(6)              875,000                 -0-          875,000            5.14%
651 Day Hill Road
Windsor, CT  06095-0040

University of Florida Foundation, Inc.(6)             850,000                 -0-          850,000            5.27%
University of Florida
P.O. Box 100185
Gainesville, FL  32610

All 5%  shareholders,  officers and Directors       9,744,632             672,100       10,416,732           62.96%
as a group



------------------------------
 *       Indicates less than one percent.

(1)      Individuals who are both officers and directors.
(2)      Individuals who are directors only.
(3) Pioneer Ventures owns 2,000 shares of our convertible Series A Preferred Stock which may be converted by Pioneer at anytime into 875,000 shares of our common stock.
(4) Reflects options granted under our option plan which may be exercised within the next 60 days at an exercise price of $.75.
(5) Reflects options granted under our option plan which may be exercised within the next 60 days at an exercise price of $4.00.
(6) Based on 16,541,050 issued and outstanding shares including all options and other convertible instruments that may be either exercised or converted into common stock within the next 60 days.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, AND CONTROL PERSONS

EXECUTIVE OFFICERS AND DIRECTORS

         The following table sets forth our directors and executive officers. Directors are elected for a period of one year and thereafter serve until the next annual meeting at which their successors are duly elected by our stockholders. Our officers are employed under four year employment contracts and other employees serve at the will of the Board of Directors.

                 NAME                           AGE                                 POSITION
                 ----                           ---                                 --------
Rogers W. Kirven, Jr.                           46          Chairman,  Director,  Chief Executive Officer,  Secretary
                                                            and Treasurer

Daniel J. Devine                                38          Director and President

Dr. Paul Lerman                                 59          Director

Dr. Robert G. Frank                             47          Director

Bruce Rosetto                                   41          Director



OFFICERS AND EMPLOYEE DIRECTORS

         ROGERS W. KIRVEN, JR., Co-founder of Compass Knowledge Group, Inc., Chairman of the Board and Chief Executive Officer, Secretary and Treasurer. Mr. Kirven has served as one of our directors and chief executive officer since our inception. Since 1991, Mr. Kirven served as Managing Partner of the Kirven Group, Inc., located in Ocoee, Florida, a private investment firm that specializes in investments in healthcare and education. Mr. Kirven has a Bachelor of Arts degree from Clemson University and is a graduate of the Executive Program for Small Companies', Stanford University.

         DANIEL J. DEVINE, Co-founder of Compass Knowledge Group, Inc., Director and President. Mr. Devine is responsible for the overall management of our business, including all operations and research and development of new programs. He has served as our Chief Operating Officer and its predecessor companies since 1995. From 1993 to 1995, he was a partner with The Kirven Group, Inc. Prior to joining the Kirven Group, Mr. Devine was manager of business development for the

Global Messaging Group of the Harris Corporation, located in Melbourne, Florida, which focused on the commercial electronic messaging marketplace. Mr. Devine has a Bachelor of Science degree in Electrical Engineering from the University of Florida and completed the Stanford University Executive Program for Growing Companies in the Spring, 1999.

NON-EMPLOYEE DIRECTORS

         DR. PAUL LERMAN. Dr. Lerman became a director in November 1999. Since April 1990, Dr. Lerman has served as Dean and Professor of the College of Business Administration for Fairleigh Dickinson University. Dr. Lerman also provides consulting services to a number of major corporations including, the BASF Corporation and the AT&T Corporation. Dr. Lerman received his Ph.D. in Operations Research from New York University, a Master's degree in Mechanical Engineering from New York University, a Bachelor of Arts degree in Mathematics and Economics and a B.M.E. in Mechanical Engineering from the New York University.

         DR. ROBERT G. FRANK. Dr. Frank became a Director in November 1999. Dr. Frank is also a director and a managing member of Intelicus, LC, our operating subsidiary. Dr. Frank has dedicated his entire career to education and research in the areas of Clinical and Health Psychology. Dr. Frank has also served since February of 1995 and continues to serve as the Dean of the College of Health Professions at the University of Florida and Vice President for Rehabilitation and Behavioral Health at Shands Healthcare, both located in Gainesville, Florida. Prior to that time, Dr. Frank served as the Director of Clinical Health Psychology and Neuropsychology at the University of Missouri School of Medicine. Dr. Frank received his Ph.D. from the University of New Mexico in Clinical Psychology.

         BRUCE ROSETTO. Mr. Rosetto became a Director in November 1999. Since January, 1999 Mr. Rosetta has acted as Vice President and General Counsel/Secretary of U.S. Plastics and Lumber located in Boca Raton, Florida. Mr. Rosetto was a partner in a New Jersey law firm of Paschon, Feurey and Rosetto from 1982-86. In 1986, Mr. Rosetto became Chairman and Chief Executive Officer of Consolidated Waste Services of America, Inc., a fully integrated environmental company, building that company primarily through mergers and acquisitions into one of the largest privately owned environmental companies in New Jersey. Consolidated Waste Services of America, Inc. was eventually sold to USA Waste Services in December 1997. In 1994, he became Chairman and Chief Executive Officer of Hemo Biologics International, Inc., a biologic products company. Mr. Rosetto graduated from LaSalle University in 1979 with a Bachelor of Arts Degree in Political Science, and obtained his Juris Doctor from Villanova University School of Law in 1982. He is currently a member of the Florida and New Jersey Bar.

ITEM 6.  EXECUTIVE COMPENSATION

         We have entered into an employment agreement with Rogers W. Kirven, Jr., to serve as our Chief Executive Officer, in November 1999 for an initial term of four years. The principal terms of Mr. Kirven's employment agreement are as follows:

      o an annual salary of $175,000, which may be increased from time to time at the discretion of our board of directors;

      o stock options which may be issued from time to time at the discretion of our board of directors;

      o  a provision for term life insurance;

      o  discretionary bonuses; and

      o  standard benefits.

         We entered into an employment agreement with Daniel J. Devine, to serve as our President, in November 1999 for an initial term of four years. The principal terms of Mr. Devine's employment agreement are as follows:

      o an annual salary of $140,000, which may be increased from time to time at the discretion of our board of directors;

      o stock options which may be issued from time to time at the discretion of our board of directors;

      o  provisions for a term life insurance;

      o  discretionary bonuses; and

      o  standard benefits.

SUMMARY COMPENSATION TABLE

     The following table sets forth compensation paid to each of the individuals who served as our Chief Executive Officer and President for the fiscal year ended December 31, 1999. There were no other officers during 1999.

                         SUMMARY OF COMPENSATION TABLE.
                               ANNUAL COMPENSATION


     Name & Principal                                              Other Annual                           LTIP
        Position                      Salary($)     Bonus($)      Compensation     Options/Warrants(4) Payout($)
---------------------------           ---------- --------------- ----------------- ------------------ --------------
Rogers W. Kirven, Jr., CEO (1)        $ 80,167      $36,000            $-0-             381,118           $-0-
Daniel J. Devine(2)                   $106,633      $59,256            $-0-             275,982           $-0-

-------------------
(1) Rogers W. Kirven, Jr. has served as our Director and the Chief Executive Officer since our organization on February 9, 1999.
(2) Daniel J. Devine has served as a Director and President since our organization on February 9, 1999.
(3) Options were granted on February 9, 1999, and may be exercised at any time at $.75 per share until February 9, 2004. No options were exercised during fiscal 1999.

STOCK OPTIONS AND WARRANTS

         Contemporaneous with our formation, our board of directors adopted a Stock Option Plan, pursuant to which it authorized and granted to the Compass Knowledge Group Management Trust, options to purchase up to 1,500,000 shares of our common stock. All of these options were granted by the Trustees of the Trust to various employees, officers, directors and consultants at an exercise prices per option share of $.75, $2.00 and $4.00 which were equal to the fair market value of our common stock at the time of the grants. Awards under the Stock Option Plan consist of stock options (both non-qualified options and options intended to qualify as "Incentive Stock Options" under Section 422 of the Internal Revenue Code of 1986, as amended), as described in the Plan.

         In December 1999, our board of directors adopted a Year 2000 Stock Option Plan which authorizes 1,000,000 additional shares of common stock available for grants to our officers, directors, employees and consultants. The exercise price shall be at least equal to the fair market value of the underlying common stock on the grant date and no option may be exercised beyond ten (10) years from the grant date. To date, none of these options have been granted.

         Except as set forth in the tables above, there has been no non-cash compensation awarded in the form of stock options granted to our officers or directors under our stock option plans or otherwise.

COMPENSATION OF DIRECTORS

         Our directors who are also officers receive no additional compensation for their service as directors. Each of our outside directors were granted 5,000 options on December 1, 1999. These options have an exercise price of $4.00 and expire on February 9, 2004, unless otherwise extended. None of our non-directors have been paid cash compensation to date. Cash and non-cash fees are expected to be paid our non-employee directors for service in the future. All directors are entitled to reimbursement for reasonable expenses incurred in the performance of their duties as members of our Board of Directors.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         In December 1999, we issued 465,000 shares of our common stock at a fair value of $930,000, plus acquisition costs of $16,500, and contributed $300,000 to The University of Florida Foundation in exchange for its 35.5% minority interest in Intelicus. Goodwill of $681,555 was recorded as a result of this acquisition. In addition, we issued 35,000 shares at a fair value of $70,000 to the University of Florida Foundation as consideration for The University of Florida to extend a contract agreement for a degree program.

         Net student fee revenue from our one university partner was $1,877,567 and $684,802 for the years ended December 31, 1999 and 1998, respectively. Accounts receivable from this partner totaled $484,961, as of December 31, 1999.

         During 1999, we issued 30,000 stock options to a stockholder for the retirement of a $45,040 note payable.

         Also during 1999, we forgave loans of $204,648 from various stockholders. These amounts were reclassed to additional paid-in capital.

         On November 15, 1999, one of our wholly owned subsidiaries, Rehabilitation Training Institute, Inc., paid notes aggregating $800,000 due our officers, Rogers W. Kirven, Jr. and Daniel J. Devine. These notes originated from a redemption of 34,483 shares of their common stock in Rehabilitation Training Institute on January 1, 1999. The notes were payable upon demand and were repaid from the cash proceeds we received from the sale of our common stock in connection with our recapitalization on November 15, 1999.

         From January 1, 1999 through October 31, 1999, and for the year ended December 31, 1998, Intelicus, our operating subsidiary, paid management fees in the amounts of $382,628 and $228,280, respectively, to The Kirven Group, Inc., an entity controlled by our Chief Executive Officer, Rogers W. Kirven, Jr. In turn, The Kirven Group, Inc. employed Rogers W. Kirven, Dan Devine and Steve Wells. Pursuant to such agreement, The Kirven Group, Inc., through these individuals and other subcontractors, acted as executive advisors to Intelicus and were responsible for the day-to-day operation and management of our business as well as program analysis, acquisitions, due diligence, accounting, financial and other administrative services. There is no ongoing arrangement for these services.

         We entered into a commercial lease agreement with our Chief Executive Officer, Rogers W. Kirven, Jr., on January 1, 2000 for approximately 2,450 square feet of office space located at 2710 Rew Circle, Suite 100, Ocoee, Florida. The lease base rent is $2,588 per month which is computed at a base rental rate of $12.676 per square per annum. In addition to the base rent, we are responsible for the payment of all sales tax and other charges and impositions imposed upon the premises as well as $620 per month as additional rent for our share of common area maintenance and operating expenses. The lease expires on September 30, 2002.

         Except as described above, we currently have no transactions nor are there any proposed with our officers, directors, 5% or greater shareholders, and affiliates. Conflicts of interest could arise in the negotiation of the terms of any transaction between us and our shareholders, officers, directors or affiliates. We have no plans or arrangements, including the hiring of an independent third party, for the resolution of disputes between us and such persons, if they arise. Our business and financial condition could be adversely affected should such individuals choose to place their own interests before ours. No assurance can be given that conflicts of interest will not cause us to lose potential opportunities, profits, or management attention. Our Board of Directors has adopted a policy regarding transactions between us and any of our officers, directors, or affiliates, including loan transactions, requiring that all such transactions be approved by a majority of the independent and disinterested members of our Board of Directors and that all such transactions be for a bona fide business purpose and be entered into on terms at least as favorable to us as could be obtained from unaffiliated independent third parties.

ITEM 8.  DESCRIPTION OF SECURITIES

         The following statements do not purport to be complete and are qualified in their entirety by reference to the detailed provisions of our Certificate of Incorporation, as amended, Bylaws, and Stock Option Plan, copies of which are filed as exhibits to this documents.

COMMON STOCK.

         We currently are authorized to issue 50,000,000 shares of $.001 par value common stock, of which, as of December 31, 1999, approximately 14,750,000 shares were issued and outstanding.

         The holders of our common stock are entitled to equal dividends and distributions per share with respect to our common stock when, as and if declared by our Board of Directors from funds legally available therefore. No holder of any shares of common stock has a pre-emptive right to subscribe for any of our securities, nor are any common shares subject to redemption or convertible into any other of our securities. Upon our liquidation, dissolution or winding up, and after payment of creditors and preferred stockholders, if any, our assets will be divided pro-rata on a share-for-share basis among the holders of the shares of our common stock. All shares of our common stock now outstanding are fully paid, validly issued and non-assessable. Each share of our common stock is entitled to one vote with respect to the election of any director or any other matter upon which our stockholders are required or permitted to vote. Holders of our common stock do not have cumulative voting rights, so the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors if they choose to do so, and, in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors.

PREFERRED STOCK.

         We are authorized to issue up to 5,000,000 shares of $.001 par value "blank check" Preferred Stock, 5,000 of which have been designated as Series A Convertible Preferred Stock and 2,000 of which are outstanding as of December 31, 1999. Our Board of Directors has the power, without further action by the holders of our common stock, to designate the relative rights and preferences of the preferred stock, and to issue the preferred stock in one or more series as designated by our Board of Directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of our common stock or our preferred stock of any other series. The issuance of preferred stock may have the effect of delaying or preventing a change in control of our management and ownership without further shareholder action and may adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of our common stock. Our Board of Directors will effect a designation of each series of preferred stock by filing with the Nevada Secretary of State a Certificate of Designation defining the rights and preferences of each such series. Documents so filed are matters of public record and may be examined in accordance with procedures of the Delaware Secretary of State, or copies thereof may be obtained from us.

         The Series A Convertible Preferred Stock may be convertible at any time by the holder at his option to our common stock at $2.00 per share. The Series A Convertible Preferred Stock is subject to an annual cash and/or preferred stock cumulative dividend of 8%. The Series A Convertible Preferred Stock also has senior liquidation preferences, voting rights equal to common stock and other rights and preferences common to such securities, including the right to designate one of our directors. The Series A Convertible Preferred Stock is also entitled to a one-time demand and unlimited piggy-back registration rights including any common stock issued upon conversion thereof.

TRANSFER  AGENT.

         The transfer agent for our common stock is Interwest Transfer Co., 1981 East 4800 South, Salt Lake City, UT 84117.

                                     PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         Our common stock, par value $.001 per share, was eligible in July 1998 for trading on the NASDAQ Over-The-Counter Bulletin Board Service under the symbol "WTHP" which was changed to "CKNO" effective with our recapitalization on November 15, 1999.

         Pursuant to NASD Eligibility Rule 6530 issued on January 4, 1999, issuers who do not make current filings pursuant to Sections 13 and 15(d) of the Securities Act of 1934 are ineligible for listing on the NASDAQ Over-the-Counter Bulletin Board. Pursuant to the Rule, issuers who are not current with such filings are subject to de-listing pursuant to a phase-in schedule depending on each issuer's trading symbol as reported on January 4, 1999. As previously discussed, our trading symbol was "WTHP". Therefore, pursuant to the phase-in schedule, we will be subject to de-listing in May, 2000 if we do not become current with our filings.

         We have not made filings pursuant to Sections 13 or 15(d) of the Securities Act of 1934. We have filed this Registration Statement on Form 10-SB in order to become a "reporting" company and therefore comply with the Rule 6530.

         Until November 15, 1999 there was no established trading market for our common stock. Set forth below for each month beginning in November 1999 are the high and low bid information with respect to our common stock. Because we engage in over-the-counter market quotations, these quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.


                                                  PER SHARE OF
                                                  COMMON STOCK
                                       ------------------------------

PERIOD:                                 HIGH                  LOW
-------                                 ----                  ---
November 1999                           $4.23                 $3.75
December 1999                           $8.00                 $3.90
January 2000                            $7.40                 $5.50
February 1 through February 17, 2000    $7.20                 $5.00

         As of December 31, 1999, 14,750,000 shares of our common stock were outstanding and, as far as we can determine, were held by in excess of 130 registered shareholders. As of December 31, 1999, there were 2,375,000 shares of common stock issuable upon exercise of outstanding options or warrants to purchase, or securities convertible into, common stock.

         We have not paid any cash dividends since our inception and do not anticipate paying cash dividends in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS.

         We are not a party to any legal action and are not aware of any threatened litigation.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         There were no changes or disagreements with our accountants.

         The reports of Arthur Andersen LLP on our financial statements as of December 31, 1999 do not contain an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         On November 5, 1999, we issued 2,000 shares of our Series A Convertible Preferred Stock to Pioneer Ventures Limited Partnership for $875 per share to raise $1,750,000. The Series A Convertible Preferred Stock may be convertible by the holder at his option to common stock at $2.00 per share at any time. The Series A Convertible Preferred Stock is subject to an annual cash and/or preferred stock cumulative dividend of 8%. The Series A Convertible Preferred Stock also has senior liquidation preferences, voting rights equal to our common stock and other rights and preferences common to such securities, including the right to designate one director. The Series A Convertible Preferred Stock is also entitled to a one-time demand and unlimited piggy-back registration rights including any of our common stock issued upon conversion thereof. The offering was not underwritten. This sale was exempt from registration in reliance upon Rule 506 under Regulation D promulgated under the Securities Act of 1933. We filed a Form D notice of sale with the Securities and Exchange Commission within 15 days after the first sale.

         On November 15, 1999, we issued 2,000,000 shares of our common stock, $.001 par value, to a number of various investors for $2 per share to raise $4,000,000. The offering was not underwritten. This sale was exempt from registration in reliance upon Rule 506 under Regulation D promulgated under the Securities Act of 1933. We filed a Form D notice of sale with the Securities and Exchange Commission within 15 days after the first sale.

         Effective December 1, 1999, we issued 500,000 shares of our common stock, $.001 par value, to The University of Florida Foundation, Inc. in consideration of its 35.5% in Intelicus, L.C., a operating subsidiary and an extension of the term of contracts with the College of Pharmacy, University of Florida. The shares were issued in reliance upon an exempt from registration under Section 4(2) of the Securities Act.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The General Corporation Law of Nevada limits the liability of officers and directors for breach of fiduciary duty except in certain specified circumstances, and also empowers us to indemnify officers, directors, employees and others from liability in certain circumstances such as where the person successfully defended himself on the merits or acted in good faith in a manner reasonably believed to be in the best interests of the corporation.

         Our articles of incorporation, with certain exceptions, eliminate any personal liability of our directors or officers or our shareholders for monetary damages for the breach of such person's fiduciary duty, and, therefore, our officers or directors cannot be held liable for damages to us or our shareholders for gross negligence or lack of due care in carrying out his (or her) fiduciary duties as a Director except in certain specified instances. We may also adopt by-laws which provide for indemnification to the full extent permitted under law which includes all liability, damages and costs or expenses arising from or in connection with service for, employment by, or other affiliation with us to the maximum extent and under all circumstances permitted by law.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         We are currently in the process of obtaining a Directors and Officers Liability Insurance policy with coverage limits of approximately $5,000,000.

PART  F/S

FINANCIAL STATEMENTS. The Financial Statements required by this Item are included at the end of this report beginning on Page F-1 as follows:

Index to Financial Statements                                            F-1

Report of Independent Certified Public Accountants Arthur Andersen LLP   F-2

Compass Knowledge Holdings, Inc. And Subsidiaries:

Consolidated Balance Sheet -- December 31, 1999                          F-3

Consolidated Statements of Operations
 For The Years Ended December 31, 1999 (Audited) And 1998 (Unaudited)    F-4

Consolidated Statements of Changes In Stockholders' Equity
 For The Years Ended December 31, 1999 (Audited) And 1998 (Unaudited)    F-5

Consolidated Statements of Cash Flows
 For The Years Ended December 31, 1999 (Audited) And 1998 (Unaudited)    F-6

Notes To Consolidated Financial Statements
 December 31, 1999 (Audited) And 1998 (Unaudited)                        F-7

PART III

ITEMS 1 AND 2.  INDEX AND DESCRIPTION TO EXHIBITS.

Exhibit 3         3.1   Articles of Incorporation

                  3.2   Certificate of Amendment

                  3.3   Plan and Articles of Merger

                  3.4   Certificate of Designation

                  3.5   Bylaws

Exhibit 4 Instruments defining rights of security holders.

                  4.1 Certain rights of security holders are set forth in the Articles of Incorporation, as amended, and our Bylaws as set forth in Exhibits 3.1, 3.2, 3.3 and 3.4

                  4.2 Investment Agreement by and between Pioneer Ventures Associates Limited Partnership and Compass Knowledge Group, Inc. dated November 5, 1999.

                  4.3 Voting and Shareholder's Agreement by and between Pioneer Ventures Associates Limited Partnership and Rogers W. Kirven, Jr. and Daniel Devine dated November 5, 1999.

                  4.4 Compass Knowledge Holdings, Inc. Year 1999 Stock Option Plan.

                  4.5   Compass Knowledge Group, Inc. Stock Option Agreement

                  4.6 Compass Knowledge Holdings, Inc. Year 2000 Stock Option Plan.

Exhibit 10        Material Contracts

                  10.1 Amended and Restated Stock Exchange Agreement dated effective October 31, 1999 by and among Compass Knowledge Group, Inc., Rehabilitation Training Institute, David Colburn, Michael Borcheck, Daniel J. Devine and Rogers W. Kirven, Jr.

                  10.2 Agreement and Plan of Merger dated November 15, 1999 among Winthrop Industries, Inc., Media Capital Subsidiary, Inc. and Compass Knowledge Group, Inc.

                  10.3 Amended and Restated Employment Agreement dated November 1, 1999 between Rogers W. Kirven, Jr. and Compass Knowledge Holdings, Inc.

                  10.4 Amended and Restated Employment Agreement dated November 1, 1999 between Daniel J. Devine and Compass Knowledge Holdings, Inc.

                  10.5 Stock Purchase Agreement by and between Compass Knowledge Holdings, Inc. and The University of Florida Foundation, Inc. effective December 1, 1999

                  10.6 Registration Rights Agreement for The University of Florida Foundation, Inc.

                  10.7  Standard Professional Services Agreement

Exhibit 27        Financial Data Schedule

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           COMPASS KNOWLEDGE HOLDINGS, INC.


Date:    FEBRUARY 18, 2000             By: /s/ ROGERS W. KIRVEN, JR.
      --------------------             ---------------------------------------
                                           Chief Executive Officer and Director

Directors

/s/ DANIEL J. DEVINE
---------------------------------


/s/ DR. PAUL LERMAN
---------------------------------


/s/ DR. ROBERT FRANK
---------------------------------


/s/BRUCE ROSETTO
---------------------------------

COMPASS KNOWLEDGE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1999,
TOGETHER WITH REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

                                    PART F/S
                        COMPASS KNOWLEDGE HOLDINGS, INC.

                                    CONTENTS

Index to Financial Statements                                                F-1

Report of Independent Certified Public Accountants Arthur Andersen LLP       F-2

Compass Knowledge Holdings, Inc. And Subsidiaries:

Consolidated Balance Sheet -- December 31, 1999                              F-3

Consolidated Statements of Operations
For The Years Ended December 31, 1999 (Audited) And 1998 (Unaudited)         F-4

Consolidated Statements of Changes In Stockholders' Equity
For The Years Ended December 31, 1999 (Audited) And 1998 (Unaudited)         F-5

Consolidated Statements of Cash Flows
For The Years Ended December 31, 1999 (Audited) And 1998 (Unaudited)         F-6

Notes To Consolidated Financial Statements
December 31, 1999 (Audited) And 1998 (Unaudited)                             F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Board of Directors and Shareholders of Compass Knowledge Holdings, Inc.:

We have audited the accompanying consolidated balance sheet of Compass Knowledge Holdings, Inc. and subsidiaries (a Nevada corporation) as of December 31, 1999, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Compass Knowledge Holdings, Inc. and subsidiaries as of December 31, 1999, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.


                              Arthur Andersen LLP





Orlando, Florida,
     February 4, 2000

                COMPASS KNOWLEDGE HOLDINGS, INC. AND SUBSIDIARIES


                 CONSOLIDATED BALANCE SHEET -- DECEMBER 31, 1999



                                     ASSETS
CURRENT ASSETS:
     Cash and cash equivalents                                                   $ 4,781,033
     Accounts receivable, net of allowance for doubtful accounts of $10,887          484,961
     Due from related parties                                                        120,162
     Prepaid expenses                                                                 48,299
     Other assets                                                                      6,650
                                                                                 -----------
                      Total current assets                                         5,441,105

PROPERTY AND EQUIPMENT, net                                                           85,752

GOODWILL, NET                                                                        977,769

OTHER ASSETS, NET                                                                    320,898
                                                                                 -----------
                      Total assets                                               $ 6,825,524
                                                                                 ===========

                               LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
     Accounts payable and accrued expenses                                       $   179,149
     Deferred student fees                                                           449,263
     Accrued preferred stock dividends                                                17,500
     Amounts due to related parties                                                  314,230
                                                                                 -----------
                      Total liabilities                                              960,142
                                                                                 -----------

COMMITMENTS AND CONTINGENCIES (Note 6)

STOCKHOLDERS' EQUITY:
     Preferred stock, 5,000,000 shares authorized, 2,000 shares issued
         and outstanding                                                           1,667,026
     Common stock, $0.001 par value; 50,000,000 shares authorized,
         14,750,000 shares issued and outstanding                                     14,750
     Additional paid-in capital                                                    4,283,509
     Unearned compensation                                                           (20,150)
     Retained deficit                                                                (79,753)
                                                                                 -----------
                      Total stockholders' equity                                   5,865,382
                                                                                 -----------
                      Total liabilities and stockholders' equity                 $ 6,825,524
                                                                                 ===========



 The accompanying notes are an integral part of this consolidated balance sheet.

                COMPASS KNOWLEDGE HOLDINGS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

      FOR THE YEARS ENDED DECEMBER 31, 1999 (AUDITED) AND 1998 (UNAUDITED)


                                                                      1999              1998
                                                                   (audited)         (unaudited)
                                                                 ------------       ------------
NET STUDENT FEE REVENUE                                          $  2,659,306       $  1,210,499

INSTRUCTION COSTS AND SERVICES                                        616,101            342,054
                                                                 ------------       ------------
                      Gross profit                                  2,043,205            868,445
                                                                 ------------       ------------

OPERATING EXPENSES:
     Selling and promotional                                          431,431            248,260
     General and administrative                                     1,272,487            577,595
                                                                 ------------       ------------
                      Total operating expenses                      1,703,918            825,855
                                                                 ------------       ------------

INCOME FROM OPERATIONS                                                339,287             42,590
                                                                 ------------       ------------

OTHER INCOME (EXPENSE):
     Interest income                                                   20,461             16,798
     Interest expense                                                 (14,803)            (2,662)
     Other                                                               (399)              (960)
                                                                 ------------       ------------
                      Total other income                                5,259             13,176
                                                                 ------------       ------------

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARY           344,546             55,766

MINORITY INTEREST IN NET INCOME OF SUBSIDIARY                         189,114             25,454
                                                                 ------------       ------------

NET INCOME                                                            155,432             30,312
LESS:  PREFERRED STOCK DIVIDENDS                                      (17,500)                --
                                                                 ------------       ------------
NET INCOME AVAILABLE TO COMMON STOCKHOLDERS                      $    137,932       $     30,312
                                                                 ============       ============

PRO FORMA EARNINGS PER SHARE:  (Note 8)
     Basic                                                       $      0.011       $      0.002
                                                                 ============       ============
     Diluted                                                     $      0.011       $      0.002
                                                                 ============       ============

PRO FORMA WEIGHTED AVERAGE SHARES OUTSTANDING:  (Note 8)
     Basic                                                         12,544,520         12,250,000
                                                                 ============       ============
     Diluted                                                       13,079,779         12,250,000
                                                                 ============       ============


  The accompanying notes are an integral part of these consolidated statements.

                COMPASS KNOWLEDGE HOLDINGS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

      FOR THE YEARS ENDED DECEMBER 31, 1999 (AUDITED) AND 1998 (UNAUDITED)



                                                                                                                        Total
                                       Preferred Stock       Common Stock       Additional                           Stockholders'
                                     -----------------     -----------------      Paid-In    Unearned    Retained      (Deficit)
                                     Shares   Amount       Shares     Amount      Capital  Compensation   Defic         Equity
                                     ------   ------       ------     ------    ---------- ------------  --------    -------------
BALANCE, December 31, 1997
   (Unaudited)                          --  $       --     100,000  $ 145,000  $   85,756   $     --    $(566,830)   $  (336,074)

     Net income (Unaudited)             --          --          --         --          --         --       30,312         30,312
                                     -----  ----------  ----------  ---------  ----------   --------     --------     ----------

BALANCE, December 31, 1998
   (Unaudited)                          --          --     100,000    145,000      85,756         --     (536,518)      (305,762)

     Conversion to $0.001
       par value                        --          --          --   (144,900)    144,900         --           --             --
     Stock redemption and
       retirement                       --          --     (38,257)       (38)   (887,512)        --           --       (887,550)
     Distribution to members
        of subsidiary                   --          --          --         --          --         --      (58,525)       (58,525)
     Issuance of stock options
        for retirement of note
        payable to stockholder          --          --          --         --      45,040         --           --         45,040
     Forgiveness of notes payable
        to stockholders                 --          --          --         --     204,648         --           --        204,648
     Issuances of common stock          --          --  14,688,257     14,688   5,018,435         --           --      5,033,123
     Issuance of preferred stock     2,000   1,667,026          --         --          --         --           --      1,667,026
     Issuance of stock options
        to non-employees                --          --          --         --      49,600    (49,600)          --             --
     Impact of change in taxable
        status                          --          --          --         --    (377,358)        --      377,358             --
     Preferred stock dividend           --          --          --         --          --         --      (17,500)       (17,500)
     Amortization of unearned
        compensation                    --          --          --         --          --     29,450           --         29,450
     Net income                         --          --          --         --          --         --      155,432        155,432
                                     -----  ----------  ----------  ---------  ----------   --------     --------     ----------
BALANCE, December 31, 1999           2,000  $1,667,026  14,750,000  $  14,750  $4,283,509   $(20,150)    $(79,753)    $5,865,382
                                     =====  ==========  ==========  =========  ==========   ========     ========     ==========


  The accompanying notes are an integral part of these consolidated statements.

                COMPASS KNOWLEDGE HOLDINGS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

      FOR THE YEARS ENDED DECEMBER 31, 1999 (AUDITED) AND 1998 (UNAUDITED)



                                                                               1999              1998
                                                                             (audited)        (unaudited)
                                                                            -----------       -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                                             $   155,432       $    30,312
     Adjustments to reconcile net income to net cash
         provided by (used in) operating activities-
              Depreciation and amortization                                      18,747             7,616
              Other                                                                 399               960
              Amortization of unearned compensation                              29,450                --
              Minority interest in net income of subsidiary                     189,114            25,454
              Decrease (increase) in operating assets and liabilities-
                  Accounts receivable                                            45,836          (506,507)
                  Due from related parties                                       (4,332)            5,817
                  Prepaid expenses                                              (48,299)               --
                  Other current assets                                            7,324           (13,974)
                  Other long term assets                                       (158,365)               --
                  Accounts payable and accrued expenses                         147,448             7,715
                  Deferred student fees                                        (148,250)           203,467
                  Due to related parties                                        198,184           (38,632)
                                                                            -----------       -----------
                      Net cash provided by (used in)
                           operating activities                                 432,688          (277,772)
                                                                            -----------       -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchase of property and equipment                                         (78,777)           (9,000)
     Proceeds from sale of property and equipment                                 1,000                --
     Acquisition of minority interest                                          (316,500)               --
                                                                            -----------       -----------
                      Net cash used in investing activities                    (394,277)           (9,000)
                                                                            -----------       -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from issuance of common stock                                   3,936,025                --
     Proceeds from issuance of preferred stock                                1,667,026                --
     Payment of notes payable to stockholders                                  (830,000)               --
     Payment of note payable                                                    (25,000)               --
     Cash paid related to merger with Winthrop Industries, Inc.                 (18,732)               --
     Distributions paid to minority stockholder                                 (31,230)               --
     Distributions paid to members of subsidiaries                              (58,525)               --
                                                                            -----------       -----------
                      Net cash provided by financing activities               4,639,564                --
                                                                            -----------       -----------

NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS                                                         4,677,975          (286,772)

CASH AND CASH EQUIVALENTS, beginning of year                                    103,058           389,830
                                                                            -----------       -----------

CASH AND CASH EQUIVALENTS, end of year                                      $ 4,781,033       $   103,058
                                                                            ===========       ===========


  The accompanying notes are an integral part of these consolidated statements.

                COMPASS KNOWLEDGE HOLDINGS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                DECEMBER 31, 1999 (AUDITED) AND 1998 (UNAUDITED)


1. ORGANIZATION, REORGANIZATION AND NATURE OF BUSINESS:

Compass Knowledge Holdings, Inc. (CKHI), formerly known as Winthrop Industries, Inc. (WII), was incorporated under the laws of the State of Nevada on August 4, 1989. CKHI and subsidiaries (the Company) is an innovative educational company that delivers post-secondary education programs to working professionals via its Internet Education Delivery Portals and Multi-Modal Delivery System. The Company sells and delivers its own programs and the programs of its University and Knowledge partners, through its Multi-Modal Delivery System; a flexible delivery concept that gives working professionals the ability to earn advanced degrees and specialized certificates in a distance learning format. The Company presently operates its business through its wholly-owned subsidiary, Intelicus, L.C. (Intelicus), which is located in Ocoee, Florida. Prior to November 30, 1999, a 35.5% minority interest in Intelicus was owned by one of the Company's University Partners. Effective December 1, 1999, the Company purchased this minority interest (see Note 3).

On November 15, 1999, WII acquired all of the outstanding common stock of Compass Knowledge Group, Inc. (CKGI). For accounting purposes, the acquisition has been treated as a recapitalization of CKGI with CKGI as the acquirer (reverse acquisition). The historical financial statements prior to November 15, 1999, are those of CKGI, which was formed on February 9, 1999. Also on November 15, 1999, the Board of Directors of the Company (the Board) approved, and stockholders owning a majority of the Company's outstanding common stock consented to: (i) the authorization of 5,000,000 shares of preferred stock to be issued with such rights and preferences as determined by the Board and (ii) a reverse stock split of the issued and outstanding shares of the Company's common stock on a 3.33 to 1 basis, so that stockholders of the Company prior to the CKGI acquisition received one share of the Company's $.001 par value common stock for every 3.33 shares of common stock held by them.

On November 1, 1999, the Company completed an offering of 2,000,000 shares of its common stock, at a price of $2.00 per share, pursuant to an exemption from registration provided by Regulation D, Rule 506, under the Securities Act of 1933, raising proceeds of $3,936,025, net of offering costs of $63,975.

On October 31, 1999, the stockholders of CKGI entered into a one for one stock exchange with the stockholders of Rehabilitation Training Institute, Inc. (RTI), a Florida corporation and a wholly-owned subsidiary. RTI holds a 64.5% interest in Intelicus. A common control group of stockholders existed among the stockholders of CKGI and RTI. No new shares of common stock were issued as part of the exchange. The exchange has been accounted for as a business combination among control groups. Prior to the exchange, CKGI did not have any operations. Accordingly, the financial information of CKGI (and thus, as noted above, the Company) prior to the exchange represents the consolidated financial information of RTI.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany amounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at time of purchase to be cash and cash equivalents.

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable, due from related parties, accounts payable and accrued expenses, due to related parties, and note payable to related party, approximate fair value due to the short-term maturities of these financial instruments.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed based on the estimated useful lives of the assets, three years for computer equipment and seven years for office furniture, using the straight-line method for financial reporting purposes. Ongoing maintenance and repairs are expensed when incurred. Depreciation expense was $14,689 and $7,616 for the years ended December 31, 1999 and 1998.

Goodwill

Goodwill represents the excess of the cost over the net assets of the acquired companies and is being amortized on a straight-line basis over 15 years. Goodwill of $977,769 at December 31, 1999, net of accumulated amortization of $3,786, is included on the accompanying consolidated balance sheet. Amortization expense for the year ended December 31, 1999 was $3,786.

Other Assets

The Company enters into long-term contracts with certain universities (the University Partners), for the development and delivery of the degree programs. Costs incurred by the Company in entering into these contracts are deferred and amortized over the life of the contract, generally three to five years. Other assets at December 31, 1999 include $69,728, net of accumulated amortization of $272, all of which was recorded in the year ended December 31, 1999.

Under the long-term contracts with its University Partners, the Company is responsible for developing and delivering a degree program for the duration of the contract period. Direct external and internal costs incurred in the design and development of course content and the master copy of course materials are capitalized as content development costs. These costs are recognized as expense over the life of the contract, based on the expected revenue stream from course offerings during the contract period. Other assets at December 31, 1999 include $167,063 of capitalized content development costs.

The Company expenses the production costs of advertising the first time the advertising takes place, except for direct-response advertising, which is capitalized and amortized over its expected period of future benefits. Direct-response advertising consists primarily of marketing materials mailed to potential students, which include direct response cards. The capitalized costs of the advertising are amortized over the period student fee revenues for the associated program will be recognized. At December 31, 1999, $84,107 of advertising was included in other assets.

Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever circumstances indicate that the carrying amount of an asset may not be recoverable. There has been no impairment reflected in the accompanying consolidated financial statements.

Revenue Recognition

The Company offers two types of educational programs: degree programs and professional certificate programs. For degree programs, in which the Company's University Partners are responsible for course curricula and for conferring a degree, the Company receives a stated percentage of student fees. The Company currently records as revenues only the portion of the student fees paid to the Company by the University Partners.

The Company has based its revenue recognition policy on recent guidance by the Securities and Exchange Commission (SEC) and current proposal stage literature promulgated by the Emerging Issues Task Force (EITF), in EITF Issue No. 99-19, "Reporting Revenue Gross versus Net", regarding the recognition of gross versus net revenues for internet based entities. While the Company employs a Multi-Modal Delivery System in its operations, of which internet applications is only one component, management believes that its current revenue recognition policy complies with the SEC's and EITF's guidance. Should the SEC revise its guidance or the final consensus reached by the EITF in Issue No. 99-19 differ from the Company's current policy, management will revise its revenue recognition treatment accordingly. However, the decision to reflect gross or net revenues will not have any impact on the Company's net income.

For professional certificate programs, in which the Company is responsible for course curricula and for awarding the certificate, the Company records as revenue all student fees.

For both degree and professional certificate programs, student fees must be paid prior to the student's attendance of the seminar. The Company defers this revenue and recognizes it as income over the period of instruction. If a student withdraws from a course or program prior to the start date, the student fees may be refunded or applied to a later seminar.

Total student fee revenue for courses offered by the Company for 1999 and 1998 were as follows:


                                                                               1999              1998
                                                                             (audited)        (unaudited)
                                                                             ----------        ----------
          Degree programs                                                    $4,164,506        $1,597,670
          Certificate programs                                                  750,295           491,743
          Other revenue                                                          31,444            33,954
                                                                             ----------        ----------
          Gross student fees revenue                                          4,946,245         2,123,367
          Less:  portion retained by University Partners                      2,286,939           912,868
                                                                             ----------        ----------
          Net student fee revenue                                            $2,659,306        $1,210,499
                                                                             ==========        ==========


Research and Development Costs

Research and development costs related to present and future educational programs are expensed as incurred. Research and development costs were approximately $160,500 and $76,100 for the years ended December 31, 1999 and 1998.

Stock-Based Compensation

The Company accounts for employee and non-employee director stock options in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees," (APB 25). Under APB 25, the Company recognizes compensation expense related to employee and non-employee director stock options for the excess, if any, of the fair value of the Company's stock at the date of grant over the option exercise price. The amount is charged to operations over the vesting period. See Note 9 for the pro forma disclosures required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123).

The Company accounts for non-employee stock options based on the fair value method in accordance with SFAS 123. Under SFAS 123, the Company recognizes compensation expense related to non-employee stock options based on the fair value of the options at the date of the grant, as determined by the Black-Scholes pricing model. This amount is charged to operations over the vesting period.

Income Taxes

The Company uses the liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under the liability method, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect, in the years in which the differences are expected to reverse.

Earnings Per Common Share

Basic earnings per common share are calculated after deducting dividends on preferred shares from the net earnings and are based on the weighted average number of shares outstanding during the period. Diluted earnings per common shares reflect adjustments to the weighted average number of shares outstanding for the assumed exercise of employee stock options, less the number of treasury shares assumed to be purchased from the proceeds, including applicable unearned compensation expense and income tax benefits, and the assumed conversion of preferred stock.

Newly Issued Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 requires companies to recognize all derivative contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designed as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS 133, as amended by SFAS 137, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Historically, the Company has not entered into derivative contracts to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standard on July 1, 2000, to affect the consolidated financial statements.

3. RELATED-PARTY TRANSACTIONS:

During December, 1999, the Company issued 465,000 shares of common stock at a fair value of $930,000, plus acquisition costs of $16,500, to a University Partner in exchange for its 35.5% minority interest in Intelicus. In connection with this acquisition, the Company also committed to contribute $300,000 to the University Partner for the purpose of establishing an endowment fund for health professionals (the "Contribution"). Goodwill of $981,555 was recorded as a result of this acquisition. In addition, the Company issued 35,000 shares at a fair value of $70,000 as consideration for the University Partner to extend a contract agreement for a degree program.

Net student fee revenue from one University Partner was $1,877,567 and $684,802 for the years ended December 31, 1999 and 1998, respectively. Accounts receivable from the University Partner totaled $484,961, as of December 31, 1999.

Management Fees

The Company paid approximately $382,600 and $228,300 in management fees to an entity controlled by the Company's Chief Executive Officer (CEO) and principal stockholder, for the years ended December 31, 1999 and 1998, respectively.

Amounts Due to Related Parties

Amounts due to related parties include a $12,510 note payable to a stockholder and $300,000 due to the University Partner in connection with the Contribution. Both of these amounts were paid in full subsequent to December 31, 1999.

4. PROPERTY AND EQUIPMENT:

Property and equipment consists of the following at December 31, 1999:

                                                                  Amount
                                                                 --------
             Computer equipment                                  $ 92,121
             Office furniture                                      21,611
                                                                 --------
                                                                  113,732
             Less- Accumulated depreciation                       (27,980)
                                                                 --------
                                                                 $ 85,752
                                                                 ========

5. INCOME TAXES:

The difference between the provision for income taxes at the statutory rate of 34% and the effective tax rate is due to the recording of a valuation allowance and non-taxable income.

Deferred income taxes at December 31, 1999, consisted of the following:



                                                                       Total
                                                                     Deferred
                                                                    Tax Assets
                                                                   (Liabilities)
                                                                  -------------

       Accrued liabilities                                            $     94
       Net operating loss carry forward (NOL)                            3,664
       Depreciation                                                       (288)
                                                                      --------
                    Total deferred tax assets                         $  3,470
                                                                      --------
                    Valuation allowance                                 (3,470)
                                                                      --------
                                                                      $     --
                                                                      ========


At December 31, 1999, the Company had a NOL carryforward of $3,664 available to offset future taxable income, which expires in 2019. Realization of the deferred tax assets is dependent on generating sufficient future taxable income. At December 31, 1999, the Company had a net deferred tax asset, which was fully offset by a valuation allowance.

Through October 31, 1999, RTI was taxed under the provisions of Subchapter S of the Internal Revenue Code. As of November 1, 1999, RTI terminated its Subchapter S election; accordingly, the undistributed deficit of $377,358 has been included as a reduction to additional paid-in capital.

6. COMMITMENTS AND CONTINGENCIES:

Leases

The Company leases office space and equipment under leases that expire on various dates through September 10, 2003. As of December 31, 1999, future net minimum lease payments that have initial or remaining noncancellable lease terms in excess of one year are as follows:

            Year Ending
            December 31,                                         Amount
            ------------                                       ---------
                2000                                           $  77,437
                2001                                              76,740
                2002                                              58,112
                2003                                               1,114
                                                                --------
                                                                $213,403
                                                                ========

Total rent expense for the years ended December 31, 1999 and 1998 was $44,404 and $37,128, respectively. Included in these amounts is rent expense of $35,866 for the years ended December 31, 1999 and 1998, paid to an entity controlled by the Company's CEO and principal stockholder.

7. CONVERTIBLE PREFERRED STOCK:

On November 5, 1999, the Company issued 2,000 shares of preferred stock for proceeds of $1,667,026, net of offering expenses of $82,974. The preferred stock may be convertible by the holder, at its option, to common stock of the Company at $2.00 per share at any time (see Note 8). The preferred stock is subject to an annual cash and/or preferred stock cumulative dividend of 8%. The preferred stock has senior liquidation preferences, voting rights equal to common stock and other rights and preferences common to such securities, including the right to designate one director of the Company. The preferred stock is also entitled to a one-time demand and unlimited piggy-back registration rights including any common stock issued upon conversion thereof.

8. EARNINGS PER SHARE:

The computation of basic earnings per share was based on the weighted average number of shares of common stock outstanding. The computation of diluted earnings per share was based on the weighted average number of shares of common stock and common stock equivalents outstanding. In accordance with SFAS No. 128, "Earnings per Share", the following tables reconcile net income and weighted average shares outstanding to the amounts used to calculate basic and diluted earnings per share for the years ended December 31, 1999 and 1998:


                                                                                1999             1998
                                                                              (audited)        (unaudited)
                                                                             -----------       -----------

   Net income available to common stockholders                               $   137,932       $    30,312
                                                                             -----------       -----------

   Pro forma weighted average shares outstanding                              12,544,520        12,250,000
   Effect of stock option plan                                                   535,259                --
                                                                             -----------       -----------
   Pro forma diluted weighted average shares outstanding                      13,079,779        12,250,000
                                                                             ===========       ===========

   Pro forma basic earnings per share                                        $     0.011       $     0.002
                                                                             ===========       ===========
   Pro forma diluted earnings per share                                      $     0.011       $     0.002
                                                                             ===========       ===========


As of December 31, 1999, there were 2,000 shares of preferred stock, convertible into 875,000 common shares. These shares were not included in the computation of diluted earnings per share because the effect of the assumed conversion had an antidilutive effect.

For purposes of presenting earnings per share, common stock issued to effectuate the transaction with WII and in the exchange between CKGI and RTI are assumed to have been outstanding for all periods presented. Accordingly, these earnings per share presentations have been labeled as pro forma earnings per share.

9. STOCK OPTIONS AND WARRANTS:

Contemporaneous with the formation of CKGI in February 1999, the Board adopted a Stock Option Plan (the Plan), pursuant to which it authorized and granted to the Compass Knowledge Group Management Trust (the Trust), options to purchase up to 1,500,000 shares of the Company's common stock. In turn, throughout the year ended December 31, 1999, the Trust issued options as follows:


                                                                     Weighted-Average
              Exercise             Weighted Average Initial        Remaining Contractual
               Price                   Contractual Life          Life at December 31, 1999               Shares
              --------             ------------------------      -------------------------              ---------
               $0.75                           5.0                            3.8                       1,374,500
               $2.00                           4.3                            2.8                          60,500
               $4.00                           4.2                            3.3                          65,000
                                      --------------------             ----------------              --------------
               Total                           4.9                            3.7                       1,500,000
                                      ====================             ================              ==============


The weighted-average exercise price for all stock options granted is $0.94. As of December 31, 1999, 1,500,000 stock options remained outstanding and 902,100 were exercisable. The exercisable options have a weighted-average exercise price of $0.89.

Unless extended by the Company's Board, all options under the Plan expire on February 9, 2004. Awards under the Plan consist of stock options (both non-qualified options and options that qualify as "Incentive Stock Options" under Section 422 of the Internal Revenue Code of 1986, as amended), as described in the Plan.

On December 15, 1999, the Board of the Company adopted a Year 2000 Stock Option Plan, which authorized 1,000,000 shares of common stock available for grants to the Company's officers, directors, employees and consultants. The exercise price shall be at least equal to the fair market value of the underlying common stock on the grant date and no option may be exercised beyond 10 years from the grant date. None of these options were granted during the year ended December 31, 1999.

Pursuant to the requirements of SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), the following disclosures are presented to reflect the Company's pro forma net income for the years ended December 31, 1999 and 1998, as if the fair value method of accounting prescribed by SFAS 123 had been used for options granted to employees and non-employee directors. In preparing these disclosures, the Company has determined the value using the Black Scholes model based on the following assumptions: expected lives of 5 years, volatility of 0 percent for options granted prior to November 15, 1999, 92 percent for options granted after November 15, 1999, a risk-free rate of 4.75 percent, and no expected dividends.

Using these assumptions, the weighted-average fair value per share of the stock option grants during the year ended December 31, 1999 was approximately $0.29. Had compensation expense been determined consistent with SFAS 123, utilizing the assumptions above with amortization of compensation cost over the vesting period, the Company's net income (loss) for the year ended December 31, 1999 would have been impacted as follows:


                                                                   As reported             Pro forma
                                                                   -----------             ---------
Net income (loss)                                                    $155,432              $(113,636)
Pro forma basic earnings (loss) per share                            $  0.011              $  (0.010)
Pro forma diluted earnings (loss) per share                          $  0.011              $  (0.010)
                                                                     ========              =========


For the year ended December 31, 1999, compensation expense related to stock options issued to non-employees of $29,450 was recognized in the accompanying consolidated statement of operations. The remaining unamortized unearned compensation was $20,150 at December 31, 1999.

10. SUPPLEMENTAL CASH FLOW DISCLOSURES:

The Company paid interest of approximately $10,800 and $2,700 for the years ended December 31, 1999 and 1998, respectively.

The issuance of 465,000 common shares and the additional 35,000 shares for the purchase of the minority interest and the five-year contract extension (see Note
3), respectively, were non-cash transactions.

During 1999, the Company issued 30,000 stock options to a stockholder for the retirement of a $45,040 note payable.

Also during 1999, the Company forgave loans of $204,648 from various stockholders. These amounts were reclassed to additional paid-in capital. In addition, the Company received capital contributions from a stockholder in the form of other assets as follows:

       Cash received                                                   $  8,768
       Due from related party - a non-cash capital transaction          115,830
                                                                       --------
              Gross assets acquired                                     124,598
       Less:  cash paid for transaction costs                           (27,500)
                                                                       --------
              Net assets acquired                                      $ 97,098
                                                                       ========

On February 9, 1999, 9,188,257 common shares of CKGI were issued to the stockholders in conjunction with the formation of CKGI, in exchange for non-monetary consideration.

In accordance with the terms of the Company's cumulative preferred stock, dividends of $17,500 were accrued at December 31, 1999.